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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August, 2007
Commission File Number 1-32001

Lorus Therapeutics Inc.
(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                             .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LORUS THERAPEUTICS INC.
Date: August 29, 2007
	By:	/s/ ELIZABETH WILLIAMS Elizabeth Williams Director of Finance

NOTICE AND MANAGEMENT PROXY CIRCULAR

FOR THE
ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS
SEPTEMBER 19, 2007

August 15, 2007

Lorus Therapeutics Inc.
Notice of 2007 Annual and Special Meeting of Shareholders

        NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the "Meeting") of Lorus Therapeutics Inc. (the "Corporation") will be held at The Trading Floor, The Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Wednesday, September 19, 2007 at 10:00 a.m. (Toronto time).

What the Meeting is about

        We will be covering five items of business at the Meeting:

  1.
  receiving the financial statements of the Corporation for the financial year ended May 31, 2007, including the auditors' report;

  2.
  electing directors;

  3.
  appointing KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

  4.
  considering, and if deemed advisable, approving, with or without variation, a resolution approving certain amendments to the Corporation's 1993 stock option plan and 2003 stock option plan, the full text of which is reproduced as Appendix "C" to the management information circular (the "Circular") accompanying this notice of Meeting; and

  5.
  considering, and if deemed desirable, ratifying and confirming the repeal of the Corporation's By-law No. 1 and the adoption of the Corporation's By-law No. 2, the full text of which is reproduced in Schedule 1 to Appendix "D" to the Circular.

        The Meeting may also consider other business that properly comes before the Meeting or any adjournment of the Meeting. The Circular accompanying this notice of Meeting provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

You have the right to vote

        You are entitled to receive notice of and vote at our annual and special shareholder meeting, or any adjournment, if you were a holder of common shares of the Corporation on August 15, 2007.

        You have the right to vote your shares on items 2 to 5 listed above and any other items that may properly come before the Meeting or any adjournment.

Your vote is important

        If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 10:00 a.m. on Monday, September 17, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

"Aiping Young"
Aiping Young
President and Chief Executive Officer

Toronto, Canada
August 15, 2007

MANAGEMENT INFORMATION CIRCULAR

AUGUST 15, 2007

PLAN OF ARRANGEMENT AND CORPORATE REORGANIZATION

        On July 10, 2007 (the "Arrangement Date"), the Corporation completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (formerly Lorus Therapeutics Inc.) ("Old Lorus"), 6707157 Canada Inc. and Pinnacle International Lands, Inc. As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Corporation and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to the Corporation and/or its subsidiaries. The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors of Old Lorus prior to the Arrangement Date. References in this Circular to the Corporation, "we", "our", "us" and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and the Corporation after the Arrangement Date.

PROXY INFORMATION

Solicitation Of Proxies

        The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of Lorus Therapeutics Inc. (the "Corporation", "Lorus", "we" or "our") to be held on Wednesday, September 19, 2007 at 10:00 a.m. (Toronto time) at The Trading Floor, The Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario and at all adjournments thereof, for the purposes set forth in the accompanying notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers, employees or agents of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost of the solicitation will be borne by Lorus. The information contained in this Circular is given as at August 15, 2007 except where otherwise noted.

ABOUT VOTING YOUR SHARES

Appointment of Proxies

        This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the "proxyholder") the authority to vote your shares for you at the Meeting or any adjournment. A proxy form is included with the Circular.

        The persons named on the proxy form will vote your shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your shares. If you want to appoint someone else, you can insert that person's name in the blank space provided in the form of proxy. That other person does not need to be a shareholder of the Corporation.

        If you are voting your shares by proxy, our transfer agent, Computershare Investor Services Inc. ("Computershare"), must receive your completed proxy form by 10:00 a.m. (Toronto time) on Monday, September 17, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

Registered Shareholders

        You are a registered shareholder if your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.

Non-Registered (or Beneficial) Shareholders

        You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). For most of you, your voting instruction form or proxy tells you whether you are a non-registered (or beneficial) shareholder.

        In accordance with Canadian securities law, we have distributed copies of the notice of Meeting, this Circular, the form of proxy, to those who requested it, our 2007 annual report, which includes the audited financial statements of Lorus Therapeutics Inc. for the year ended May 31, 2007 and the auditors' report thereon, management's discussion and analysis and, as supplemental financial information, the audited consolidated financial statements of Old Lorus for the year ended May 31, 2007 and the auditors report thereon, (collectively, the "meeting materials") to CDS and intermediaries (such as securities brokers or financial institutions) for onward distribution to those non-registered or beneficial holders to whom we have not sent the meeting materials directly.

        In such cases, intermediaries are required to forward meeting materials to non-registered or beneficial holders unless a non-registered or beneficial holder has waived the right to receive them. Very often, intermediaries will use a service company such as Broadridge Investor Communication Solutions to forward the meeting materials to non-registered or beneficial holders.

        Non-registered or beneficial holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered or beneficial holders to direct the voting of the common shares they beneficially own. Non-registered or beneficial holders should follow the procedures set out below, depending on what type of form they receive.

A.
Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

or

B.
Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile or stamped signature), which is restricted as to the number of common shares beneficially owned by the non-registered holder but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare, 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder's (or such other person's) name in the blank space provided.

Non-registered holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Changing Your Vote

        A registered shareholder who has given a proxy may revoke that proxy by:

  (a)
  completing and signing a proxy bearing a later date and depositing it with Computershare as described above; or

  (b)
  depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing:

  (i)
  at our registered office at any time before 10:00 a.m. on Monday, September 17, 2007, or 48 hours (not including Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the proxy is to be used, or

  (ii)
  with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

  (c)
  in any other manner permitted by law.

        A non-registered or beneficial holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary or to the Corporation, as the case may be, at any time by written notice to the intermediary or the Corporation, except that neither an intermediary nor the Corporation is required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by such intermediary or the Corporation, at least seven (7) days prior to the Meeting.

VOTING OF PROXIES

        You can choose to vote "For", "Against" or "Withhold", depending on the items listed on the proxy form.

        When you sign the proxy form, you authorize the management representatives named in the proxy form to vote your shares for you at the Meeting according to your instructions.

        If you return your proxy form and do not tell us how you want to vote your shares, your common shares will be voted by the management representatives named in the proxy form:

  •
  FOR the election of the directors nominated for election as listed in this Circular

  •
  FOR the appointment of KPMG LLP as auditors of the Corporation

  •
  FOR the approval of amendments to the Corporation's stock option plans

  •
  FOR the repeal of the Corporation's By-law No. 1 and ratifying and confirming the adoption of the Corporation's By-law No. 2

        The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

        On August 15, 2007, we had outstanding 212,627,876 common shares. Each holder of common shares of record at the close of business on August 15, 2007, the record date established for notice of the Meeting, will be entitled to one vote for each common share held on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any common shares after the record date and the transferee of such shares establishes ownership of them and makes a written demand, not later than10 days prior to the meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares.

        To the knowledge of Lorus' directors and executive officers, no single person or entity beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to all the outstanding common shares, other than High Tech Beteiligungen GmbH & Co. KG ("High Tech") that, according to public filings dated July 10, 2007, held 29,090,000 common shares or approximately 14% of the common shares outstanding.

PARTICULARS OF MATTERS TO BE ACTED UPON

Appointment and Remuneration of Auditors

        Unless you have specified in the enclosed form of proxy that the votes attaching to the common shares represented by the proxy are to be withheld with respect to the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy FOR the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration of the auditors.

        KPMG LLP was first appointed as the auditor of Old Lorus in October 1994 and of the Corporation effective the date of its incorporation.

Election of Directors

        Unless they resign, all directors elected at the Meeting will hold office until our next annual meeting of shareholders or until their successors are elected or appointed.

        Unless you have specified in the enclosed form of proxy that the votes attaching to the common shares represented by the proxy are to be withheld with respect to the election of directors, on any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy FOR the election as directors of the proposed nominees whose names are set forth below.

        Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy may vote for another nominee at their discretion.

        Pursuant to the articles of the Corporation, the number of directors of the Corporation is set at a minimum of three and a maximum of eleven and the directors are authorized to determine the actual number of directors to be elected from time to time.

        The Corporation currently has nine directors, and is proposing nine directors for nomination. Messrs. Graham Strachan, Don Paterson and Michael Moore have advised the Corporation that they will not be standing for re-election as directors.

        The following table sets out for all persons proposed to be nominated by management for election as director, the name and place of residence, all major positions and offices with the Corporation now held by them, the period during which they have served as directors of the Corporation, their present principal occupation and principal occupation for the preceding five years, and the number of common shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at August 15, 2007.

        The Corporation has an Audit Committee, a Corporate Governance and Nominating Committee, a Compensation Committee and an Environment, Health and Safety Committee. The members of these committees are indicated in the table below.

        Since the last annual and special meeting of shareholders of the Corporation:

  •
  Mr. Strachan has served as a member of the Audit, Corporate Governance, and Nomination, and Environment, Health and Safety Committees;

  •
  Mr. Paterson has served as a member of the Audit, Corporate Governance and Nomination Committees; and

  •
  Dr. Moore has served as a member and interim chair of the Compensation Committee.

Name Of Director, Province/State and Country of Residence	Position with the Corporation and when Individual became a Director	Present Principal Occupation or Employment	No. of common shares Beneficially Owned, Controlled or Directed
HERBERT ABRAMSON Ontario, Canada	Director July 2007	Chairman, CEO and Portfolio Manager, Trapeze Capital Corp. (investment dealer/portfolio manager) Chairman and Portfolio Manager, Trapezes Asset Management Inc. (investment counselor)	20,840,400
J. KEVIN BUCHI(1)(3) Pennsylvania, United States	Director December 2003	Executive Vice President and Chief Financial Officer, Cephalon Inc. (biopharmaceutical specializing in drugs to treat and manage neurological diseases, sleep disorders, cancer and pain)	50,000
DR. DENIS BURGER Oregon, United States	N/A
Retired, Currently lead independent director of Trinity Biotech plc.
(developer, manufacturer of clinical diagnostic products)

Chairman and CEO of AVI BioPharma, Inc. (1992-2007)
		(biopharmaceutical using gene-targeted therapeutics to interfere with ribosomal translation)	Nil
SUSAN KOPPY California, United States	N/A
Senior Vice President Corporate & Business Development, Idenix Pharmaceuticals, Inc (2006 to present)
(fully integrated anti-viral therapeutic company)

VP Strategy and Business Development, Applied Biosystems, Inc. (2004-2005)
(life sciences tools company)

Business Development Director, Novartis Pharmaceuticals (2001-2004)
		(biopharmaceutical company focused on the development of a wide range of drug therapies)	Nil
GEORG LUDWIG(2)(5) Eschen, Liechtenstein	Director September 2006	Managing Director, ConPharm Anstalt (2005 to present) (consulting and managing company for life science funds) Managing Director, High Tech Private Equity (general partner of High Tech) (2000 to 2004)	29,090,000

ALAN STEIGROD(2) Florida, United States	Director May 2001	Managing Director, Newport Health Care Ventures (corporate consulting)	10,000
DR. MARK D. VINCENT Ontario, Canada	N/A	Chief Executive Officer, Sarissa Inc. (biotechnology company focused on development of targeted products for the therapeutic manipulation of gene expression)	Nil
DR. JIM A. WRIGHT Ontario, Canada	Director, October 1999	Chief Executive Officer of NuQuest Bio Inc. (2006 to present) (start-up biotechnology company with the intention of developing novel therapies for treatment of life threatening diseases) President and Chief Executive Officer, Old Lorus (1999 to 2006)	4,429,541
DR. AIPING YOUNG(4) Ontario, Canada	President and Chief Executive Officer October 1999	President and Chief Executive Officer of the Corporation (2006 to present) Chief Operating Officer, Old Lorus (2003 to 2006)	37,803

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Corporate Governance and Nominating Committee.

(4)
Member of the Environment, Health and Safety Committee.

(5)
Pursuant to a subscription agreement with High Tech dated July 13, 2006, for as long as High Tech owns shares of the Corporation, it is entitled to put forward a board nominee. Georg Ludwig is the nominee of High Tech.

        The information as to principal occupation, business or employment and common shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

Amendments to 2003 Share Option Plan and 1993 Share Option Plan

        See also "Equity Compensation Plans — Stock Option Plans"

        Lorus proposes to amend its 2003 Share Option Plan (the "2003 Plan") and its 1993 Share Option Plan (the "1993 Plan") (collectively the "Stock Option Plans") to:

  (a)
  add two new provisions with respect to:

  (i)
  the amending procedures;

  (ii)
  the expiry of stock options where such expiry occurs during a Black-Out Period (as defined below);

  (b)
  add a "reloading" feature to the 2003 Plan; and

  (c)
  to reflect changes in legislation and rules since the Stock Option Plans were adopted.

Amending Procedures

        The amending procedures of the Stock Option Plans provided for the board of directors of Lorus (the "Board") to be able to amend, suspend or terminate the Stock Option Plans and to the extent any such amendment, suspension or termination adversely affected any stock options previously granted under the Stock Option Plans to a participant, the consent of that participant was required. It was implicit under the Stock Option Plans that the Board could make these amendments without shareholder approval. However, the Toronto Stock Exchange ("TSX") now requires the Stock Option Plans to explicitly provide that shareholder approval is not required to implement any amendments, save and except for amendments related to:

  •
  the maximum number of common shares reserved for issuance under the Stock Option Plans (and under any other share compensation arrangements of Lorus);

  •
  a reduction in the exercise price for options held by insiders;

  •
  an extension to the term of options held by insiders; and

  •
  an increase in the 10% limits on grants to insiders set out in the Stock Option Plans.

        In other words, other than these four prescribed items, any other amendment can be made by the Board without shareholder approval. Such amendments may, for example, include, without limitation, amendments related to:

  •
  the vesting provisions of the Stock Option Plans or any option granted under the Stock Option Plans,

  •
  the early termination provisions of the Stock Option Plans or any option granted under the Stock Option Plans,

  •
  the addition of any form of financial assistance by Lorus for the acquisition by all or certain categories of participants, and the subsequent amendment of any such provision which is more favourable to such participants,

  •
  the addition or modification of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the Stock Option Plans reserve,

  •
  the suspension or termination of the Stock Option Plans, or

  •
  any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

        If the proposed amendments are approved by shareholders, the Stock Option Plans will comply with the TSX requirements.

Expiry During Black-Out Periods

        As part of Lorus' good corporate governance practices, Lorus self-imposes trading restrictions from time to time, (such periods being each a "Black-Out Period"), preventing officers, directors and employees from exercising vested stock options. The Stock Option Plans will be amended such that, should the expiry date of a vested option fall on, or within ten Trading Days immediately following a Black-Out period or other trading restriction imposed by Lorus, the expiry date of such a vested stock option will be the last day of the 10-day period.

Addition of Reloading Feature

        Currently, the 2003 Plan provides that the maximum number of Shares that may be reserved for issuance upon the exercise of options granted under the 2003 Plan shall not exceed 15% of the number of Shares of the Corporation then issued and outstanding. The Corporation wishes to amend the 2003 Plan to provide that any exercises of options under the 2003 Plan would make new grants available under the 2003 Plan resulting in the "reloading" of the 2003 Plan.

Clean-up Changes

        In addition, certain other "clean-up" changes have been made to the Stock Option Plans so that they conform to changes in Canadian securities legislation.

        Except for the three changes described above and the "clean-up" amendments, the Stock Option Plans will be substantially the same as they were before the adoption of the amendments.

Required Approvals

        Pursuant to the requirements of the TSX respecting stock option plans, the amendment of the Stock Option Plans must be approved by a majority of votes cast by the holders of common shares at the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, adopt the resolution set out at Appendix "C" hereto.

        Unless you have specified in the enclosed form of proxy that the votes attaching to the common shares represented by the proxy are to be voted against the adoption of stock option amendments, on any ballot that may be called for in adoption of stock option amendments, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy for adoption of stock option amendments as provided in Appendix "C" attached hereto.

Repeal and Ratification of By-law

        The by-laws of the Corporation adopted in connection with the Arrangement ("By-law No. 1") were based on those of Old Lorus and have not been updated since By-law No. 1 was adopted by Old Lorus.

        The Corporation has determined that there have been changes to the corporate legislation governing the Corporation since the time of original incorporation. On July 19, 2007 the board of directors of the Corporation adopted the new form of by-laws of the Corporation ("By-law No. 2") to reflect:

  •
  changes in legislation since the By-law No. 1 was first drafted; and

  •
  differences between the Business Corporations Act (Ontario) (the Act under which Old Lorus was originally incorporated) and the Canada Business Corporations Act (the Act under which the Corporation is incorporated).

        Unless the shareholder has specified in the enclosed form of proxy that the votes attaching to the common shares represented by the proxy are to be voted against the repeal of By-law No. 1 and ratification and confirmation of the Corporation's by-law, on any ballot that may be called for in connection with the repeal of By-law No. 1 and ratification and confirmation of By-law No. 2, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy for ratification and confirmation of the Corporation's By-law No. 2 as provided in Appendix "D" attached hereto.

COMPENSATION OF DIRECTORS

        During the fiscal year of Old Lorus ended May 31, 2007, each director who was not an officer of the Corporation was entitled to receive 50,000 stock options (the Chair received 100,000) and, at his election, common shares, deferred share units and/or cash compensation for attendance at the board of directors of the Corporation (the "Board") committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Each member of the Compensation Committee, Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee received an annual fee of $5,000 per committee.

        In September 2006, stock options to purchase 400,000 common shares at a price of $0.30 per share expiring September 20, 2016 were granted, in aggregate, to our directors. These options vested 50% upon issuance and the remaining 50% will vest after one year. In addition, Old Lorus reimbursed the directors for expenses incurred in attending meetings of the Board and committees of the Board.

        Directors are entitled to participate in our Deferred Share Unit Plan. See "Equity Compensation Plans — Directors' and Officers' Deferred Share Unit Plan".

CORPORATE GOVERNANCE PRACTICES

        Effective June 30, 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 — Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 — Audit Committees ("MI 52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Appendix "A". In addition, the disclosure required on the Audit Committee of the Corporation pursuant to MI 52-110 is attached hereto as Appendix "B".

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

        The following tables and related narrative below present information about compensation for the fiscal years ended May 31, 2007, May 31, 2006 and May 31, 2005 for our "Named Executive Officers".

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)(1)	All Other Compensation ($)
Dr. Aiping Young President and Chief Executive Officer, former Chief Operating	2007 2006 2005	286,269 259,692 222,697	41,250 32,000 46,125	Nil Nil Nil	2,312,496 1,194,144 250,000	Nil Nil Nil
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	2007 2006 2005	87,152 88,631 84,163	7,565 7,000 7,990	Nil Nil Nil	139,739 228,035 52,388	Nil Nil Nil
Dr. Jim A. Wright Former President and Chief Executive Officer	2007 2006 2005	108,814 345,442 313,586	131,070 53,000 95,760	Nil Nil Nil Nil	(265,000) 947,500 228,000	584,630 Nil Nil
Mr. Paul Van Damme(3) Former Chief Financial Officer	2007 2006 2005	Nil 152,654 Nil	Nil 35,030 Nil	Nil Nil Nil	Nil Nil 202,500	Nil 74,633 37,000

(1)
Options granted are net of forfeitures.

(2)
Dr. Wright resigned from his position on September 21, 2006. The amount of "All Other Compensation" relates to a lump sum amount paid pursuant to our separation agreement with Dr. Wright.

(3)
Mr. Van Damme resigned from his position on November 9, 2005. The amount of "All Other Compensation" relates to a lump sum amount paid pursuant to our separation agreement with Mr. Van Damme.

Stock Option Incentive Compensation

        The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the year ended May 31, 2007:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)(1)		% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dr. Aiping Young President and Chief Executive Officer, Former Chief Operating Officer	75,000 1,000,000 500,000 1,000,000	(1) (2) (3) (4)	1.40 18.80 9.40 18.80	0.33 0.27 0.27 0.27	0.33 0.27 0.27 0.27	July 28, 2016 October 5, 2016 October 5, 2016 October 5, 2106
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	159,848	(1)	3.00	0.33	0.33	July 28, 2016
Dr. Jim A. Wright Former President and Chief Executive Officer	50,000	(5)	0.90	0.30	0.30	Sept. 20, 2016

(1)
These options were granted on July 29, 2006 in respect of corporate and personal performance during the year ended May 31, 2006. The options vest on the basis of 50% on the first anniversary and 25% on the second and third anniversaries of the date of granting.

(2)
Options granted upon entering into Employment Agreement. The options vested upon granting.

(3)
These options to purchase common shares are incentive options. The options vest upon the attainment of specific undertakings based on certain corporate performance objectives; failing to achieve the undertakings will result in forfeiture on the specified deadline.

(4)
These options to purchase common shares are incentive options. The options vest upon attainment of certain share price performance objectives; failing to achieve the undertakings will result in forfeiture on the specified deadline.

(5)
These options were granted by virtue of Dr. Wright's role as director. No options were granted in reference to his role as a President and Chief Executive officer.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)Nil	Unexercised Options/SARs at May 31, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 207 ($) Exercisable/ Unexercisable
Dr. Aiping Young President and Chief Executive Officer Former Chief Operating Officer	Nil	Nil	2,890,255/1,617,187	0/0
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	Nil	Nil	299,802/120,360	0/0
Dr. Jim A. Wright Former President and Chief Executive Officer	Nil	Nil	2,447,500/25,000	0/0

EMPLOYMENT CONTRACTS WITH NAMED EXECUTIVE OFFICERS

        Under the employment agreement with Dr. Aiping Young dated September 21, 2006, Dr. Young is President and Chief Executive Officer of the Corporation at an annual salary of $300,000. This agreement provides for a notice period equal to 18 months plus one additional month for each year of employment under the agreement in the event of termination without cause or a resignation. If within 18 months of a change of control of Lorus, Dr. Young's employment is terminated without cause or if she terminates the agreement with good reason as defined in the agreement, then she is entitled to receive the equivalent of two years' of her basic salary plus one month salary for each year under the agreement, plus an annual bonus prorated over the severance period (based on the bonus paid in respect of the last completed fiscal year).

        Dr. Young will also be entitled to benefits coverage for the severance period or a cash payment in lieu thereof. The employment agreement provides that the Corporation may at any time assign Dr. Young to perform other functions that are consistent with her skills, experience and position within the Corporation. Dr. Young reports directly to the Board. The bonus and options allocation of the President and Chief Executive Officer is determined by the Board and is awarded based 100% on achievement of corporate objectives. Ms. Young is entitled to five weeks annual vacation prorated to reflect a period of employment less than a full calendar year.

        Under the employment agreement with Ms. Elizabeth Williams dated May 31, 2004, Ms. Williams' position is Director of Finance of the Corporation for an annual salary of $124,000. This agreement provides for a notice period equal to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination. Ms. Williams reports to the Chief Executive Officer. The bonus and options allocation of the Director of Finance is as recommended to the Board by the Chief Executive Officer. Ms Williams is entitled to four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

        Salary and bonus amounts for each of the Named Executive Officers for the fiscal year 2007 were as set out in the above Summary Compensation Table.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

        The following table sets forth certain details as at the end of the fiscal year of Old Lorus, ended May 31, 2007 and at August 15, 2007 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	Number of common shares to be issued upon exercise of outstanding options (a)			Number of common shares remaining available for future issuance under the equity compensation plans (Excluding Securities reflected in Column (a)) (c)
							Total Stock Options outstanding and available for Grant (a) + (c)
		% of common shares outstanding	Weighted- average exercise price of outstanding options (b)			% of common shares outstanding
Plan Category	Number			Number			Number	% of Common shares outstanding
Equity compensation plans approved by Shareholders	12,987,431	6.1	$0.59	18,800,951		8.9	31,788,382	15%
Equity compensation plans approved by Shareholders (August 15, 2007)	12,494,389	5.9	$0.59	19,399,792	(1)	9.1	31,894,181	15%

(1)
As at August 15, 2007, the Corporation had applied to the TSX to list 5,592,097 of the common shares available for future issuance under the Corporation's equity compensation plans.

EQUITY COMPENSATION PLANS

Stock Option Plans

        Our original stock option plan was established in the 1993 Plan; however, due to significant developments in the laws relating to share option plans and our then future objectives, in November 2003 we created the 2003 Plan, ratified by our shareholders, pursuant to which all future grants of stock options would be made.

        On January 1, 2005, the TSX amended its rules (the "TSX Rules") to provide that, among other things, the maximum number of shares issuable under a stock option plan of a TSX issuer may be a rolling number based on a fixed percentage of the number of outstanding shares of such issuer from time to time. Previously, the TSX Rules required a stock option plan to have a fixed number of shares issuable thereunder. The amended TSX Rules require that a stock option plan with a rolling maximum be approved by the shareholders of an issuer every three years.

        At our annual meeting held on September 13, 2005, shareholders of the Corporation approved an amendment to the Stock Option Plans to provide that the number of shares available for issue is a rolling rate of 15% of the issued common shares of the Corporation. Shareholders also approved amendments to remove all prior limits on grants of options and issuance of common shares to any one individual and for individual insiders under the 1993 Stock Option Plan and 5% limits for individual insiders under the 2003 Stock Option Plan, and to replace such limits with the 10% limit for insiders as a group as provided under the amended TSX Rules.

        The 1993 Plan and 2003 Plan were continued as stock option plans of the Corporation in connection with the Arrangement.

1993 Plan

        Under the 1993 Plan, options were granted to directors, officers, consultants and employees of the Corporation or its subsidiaries. The total number of options issued under the 1993 Plan is 3,635,534. This represents 1.7% of the Corporation's issued and outstanding capital as at August 15, 2007. As of November 2003, option grants were no longer made under the 1993 Plan. Therefore, no further options are issuable under the 1993 Plan. The total number of common shares issuable under actual grants pursuant to the1993 Plan is 3,635,534, being 1.7% of the Corporation's issued and outstanding capital as at August 15, 2007.

        The number of common shares issuable to insiders, at any time, under the 1993 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding common shares of the Corporation. The number of shares issued to insiders, within any one year period, under the 2003 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding common shares of the Corporation. The maximum percentage of common shares reserved for issuance to any one person is 5% of the issued and outstanding common shares of the Corporation. The exercise price of options granted under the 1993 Plan was established by the Board on the basis of the closing market price of common shares of the Corporation on the TSX on the last trading day preceding the date of grant. If such a price was not available, the exercise price was to be determined on the basis of the average of the bid and ask for the common shares on the TSX on the date preceding the date of grant. The vesting period of options was determined by the Board at the time of granting the option. The term of options granted under the 1993 Plan and outstanding as of October 7, 2004 is 10 years from the date of grant.

        If an option holder ceases to be an officer, director, continuing consultant or employee of the Corporation or a subsidiary, each unexpired, vested option may be exercised within 3 months of the date of cessation. In the event of the death of an optionee, each unexpired, vested option may be exercised within 9 months of the option holder's date of death.

        Options granted under the 1993 Plan are not transferable. Currently, the 1993 Plan may be amended by the Board subject to regulatory approval in certain circumstances.

2003 Plan

        Under the 2003 Plan, options may be granted to employees, officers, directors or consultants of the Corporation as well as employees of an affiliate of the Corporation or consultants of a related entity of the

Corporation. The total number of options issued under the 2003 Plan is 8,858,855. This represents 4.2% of the Corporation's issued and outstanding capital as at August 15, 2007. The total number of shares issuable under the 2003 Plan is 31,894,181. This represents 15% of the Corporation's issued and outstanding capital as at August 15, 2007. As at the date of this circular, the Corporation has only applied to the TSX to list 5,592,097 of the common shares available for future issuance under the Corporation's equity compensation plans. The total number of common shares issuable under actual grants pursuant to the 2003 Plan is 8,858,855 being 4.2% of the Corporation's currently issued and outstanding capital as at August 15, 2007.

        The maximum number of common shares reserved for issuance to insiders, at any time, under the 2003 Plan and any other compensation arrangement of the Corporation is 10% of the issued and outstanding common shares of the Corporation. The maximum number of common shares that may be issued to insiders, at any time, under the 2003 Plan and any other compensation arrangement of the Corporation within a 12 month period is 10% of the issued and outstanding common shares of the Corporation. The maximum number of common shares reserved for issuance to any one person is 5% of the issued and outstanding common shares of the Corporation. The exercise price of options granted under the 2003 Plan is established by the Board and will be equal to the closing market price of the common shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the 2003 Plan will vest as to 50% on the first anniversary of the date of grant of the option and an additional 25% on the second and third anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant.

        If an option holder is terminated without cause, resigns or retires, each option that has vested will cease to be exercisable 3 months after the option holder's termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Corporation's notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

        Options granted under the 2003 Plan are not assignable. Currently, the 2003 Plan may be amended by the Board subject to regulatory and shareholder approval in certain circumstances.

        During the period June 1, 2006 to May 31, 2007, options to purchase 5,318,000 common shares were granted under the 2003 Plan at exercise prices between $0.27 and $0.33 per common share. During the year ended May 31, 2007, we granted options to employees, other than executive officers of the Corporation, to purchase 2,183,067 common shares, being 41% of the total incentive stock options granted during the year to employees and executive officers.

        See "Particulars of Matters to be Acted Upon — Amendments to 2003 Share Option Plan and 1993 Share Option Plan".

Performance Based Compensation Plans

        Executive officers of the Corporation are eligible to participate in a performance related compensation plan (the "Compensation Plan"). The Compensation Plan provides for potential annual cash bonus payments and annual granting of options to purchase common shares under our 2003 Plan. The potential annual cash bonus and annual granting of options to each executive officer are conditional upon the achievement by the Corporation and each executive officer of predetermined objectives reviewed by the Compensation Committee and approved by the Board. See "Compensation Committee" and "Report on Executive Compensation".

Employee Share Purchase Plan

        In November 2004, the Board adopted the Employee Share Purchase Plan ("ESPP"), effective January 1, 2005. For the year ended May 31, 2007 a total of 69,000 common shares had been purchased by employees under the ESPP at prices per share between $0.23 and $0.35 per common share and a weighted average purchase price of $0.26. During fiscal 2007, no executive officers purchased shares under the ESPP. The purpose of the ESPP is to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the

Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase common shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months' duration with purchases occurring every month. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.

        The Employee Share Purchase Plan was adopted by the Corporation in connection with the Arrangement.

Deferred Profit Sharing Plan

        We have a Deferred Profit Sharing Plan ("DPSP") matching program which is available to all employees. The DPSP matching program provides 100% matching of employee contributions into each employee's Group RRSP account up to a maximum of 3% of the employee's gross earnings. We began making contributions to the employees' Group Retirement Savings Plan in fiscal 1998. Beginning February 2001, our contributions have been paid into an employer-sponsored DPSP.

Directors' and Officers' Deferred Share Unit Plan

        We have a deferred share unit plan for directors and officers (the "Deferred Share Unit Plan"). Under the Deferred Share Unit Plan, participating directors may elect to receive either a portion or all of their annual fees for acting as a director ("Annual Fees") from us in deferred share units. Under the Deferred Share Unit Plan, the Compensation Committee may at any time during the period between the annual meetings of our shareholders, in its discretion recommend the Corporation credit to each participating director who has elected under the terms of the Deferred Share Unit Plan, the number of units equal to the gross amount of the Annual Fees to be deferred divided by the fair market value of the common shares. The fair market value of the common shares is determined as the closing price of the common shares on the TSX on the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the stock exchanges or other market(s) upon which the common shares are from time to time listed for trading and by any other applicable regulatory authority (collectively, the "Regulatory Authorities").

        In addition, the participating directors may elect under the Deferred Share Unit Plan to receive deferred share units in satisfaction for meeting fees earned by the Participating Directors as a result of attendance at meetings of the Board held between the annual meetings of our shareholders by the credit to each Participating Director of the number of units equal to the gross amount of the meeting fees to be deferred divided by the fair market value of the common shares, being the closing price of the common shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the Regulatory Authorities.

        The Deferred Share Unit Plan is administered by the Board (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the Board without shareholder approval. When a participating director ceases to hold the position of director and is no longer otherwise employed by us, the participating director receives either (a) a lump sum cash payment equal to the number of deferred share units held multiplied by the then fair market value of the common shares on the date of termination, or (b) the number of common shares that can be acquired in the open market with the amount described in (a), either case being subject to withholding for income tax. The Board may terminate the Deferred Share Unit Plan any time before or after any allotment or accrediting of deferred share units thereunder.

        The Deferred Share Unit Plan was adopted by the Corporation in connection with the Arrangement.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

        The Board, upon the advice of the Compensation Committee, determines executive compensation. During the period from June 1 to September 21, 2006 the Compensation Committee was comprised of three independent directors, Mr. Steigrod, Mr. Strachan and Mr. Buchi. From September 21, 2006 to present, the Compensation committee is comprised of Mr. Steigrod, Mr. Ludwig and Dr. Moore. Dr. Moore is interim chair of the Compensation Committee. The Compensation Committee met once during the above period.

Compensation Objectives and Philosophy

        The Compensation Committee's mandate is to review, and advise the Board on, the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 2003 Stock Option Plan, employee benefit programs, pay equity and employment equity. The philosophy of the Compensation Committee regarding executive officer compensation is to reward performance and to provide a total compensation package that will attract and retain qualified, motivated and achievement oriented executive officers.

        The Compensation Committee attempts to create compensation arrangements that will align the interests of our executive officers and our shareholders. The key components of executive officer compensation are base salary, potential annual cash bonuses and annual participation in the 2003 Stock Option Plan.

Base Salary — Initial Stock Options

        Base salary for each executive officer is a function of the individual's experience, past performance and anticipated future contribution. The Compensation Committee uses private and public compensation surveys to assist with the determination of an appropriate compensation package for each executive officer.

        Executive officers are granted stock options on the commencement of employment with Lorus in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing shareholder value.

Potential Annual Cash Bonuses and Annual Participation in the 2003 Stock Option Plan

        Generally, potential annual cash bonuses and annual awards of options under the 2003 Stock Option Plan for each executive officer are conditional in part upon the achievement by the Corporation of predetermined scientific, clinical, regulatory, intellectual property, business and corporate development and financial objectives, and in part upon the achievement by each executive officer of individual performance objectives. Executive officer individual performance objectives for each fiscal year are consistent with corporate objectives and each executive officer's role in achieving them. All corporate and executive officer objectives are predetermined by the Board after review by the Compensation Committee. With the exception of the President and Chief Executive Officer, seventy-five percent of each executive officer's potential annual cash bonus is conditional upon the achievement of corporate objectives, with the remaining twenty-five percent being conditional upon the achievement of individual executive officer objectives. All of the President and Chief Executive Officer's potential annual bonus is conditional upon achievement of corporate objectives. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or stock options, to reward extraordinary individual performance.

        For each executive officer, during the year ended May 31, 2007, the potential annual cash bonuses range from 15% to 40% of base salary when all corporate and individual executive officer objectives were achieved.

        Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers, are included in the Summary Compensation Table in the year in respect of which they are earned.

        There is a potential for an annual allocation of options under our 2003 Stock Option Plan for each executive officer when corporate and executive officer objectives are achieved. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the common shares on the TSX on the last trading day prior to the date of grant. Options to purchase common shares expire ten years from the date of grant and vest over three years. The granting of options to purchase common shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

President and Chief Executive Officer Compensation

        The performance of the President and Chief Executive Officer for the 2007 financial year was measured in the following areas:

  •
  maximize the value of GTI-2040;

  •
  obtain FDA approval to initiate Phase II clinical trial by March 2007; and

  •
  initiation of the clinical study by May 2007;

  •
  continue lead and formulation optimization to ensure the initiation of GLP-toxicology program in Q4, 2007 calendar year;

  •
  present Lorus at three major financial meetings; and

  •
  and certain other objectives.

        Each of the above is weighted 60%, 20%, 10%, and 10% in relation to assessment of satisfaction of overall corporate objective and determination of any general corporate bonuses. For the year ended May 31, 2007 the President and CEO substantially met each of these objectives.

        Submitted by the Compensation Committee of the Board:

    Michael Moore (Interim Chair)
    Georg Ludwig
    Alan Steigrod

PERFORMANCE GRAPH

        The following graph illustrates our cumulative total shareholder return (assuming a $100 investment) for the common shares on the TSX as compared with the S&P/TSX Composite Index during the period May 31, 2002 to May 31, 2007. From December 23, 1998 to February 23, 2004, the common shares traded on the OTC-BB under the symbol "LORFF". Since February 23, 2004, the common shares have also traded on the American Stock Exchange under the symbol "LRP".

Year End	2002	2003	2004	2005	2006	2007
LOR	$100	$168	$112	$95	$47	$33
S&P/TSX Composite Index	$100	$90	$109	$126	$153	$184
Year End	31-May-02	31-May-03	31-May-04	31-May-05	31-May-06	31-May-07
LOR	100=$0.75	$1.26	$0.84	$0.71	$0.35	$0.25
S&P/TSX Composite Index	100=7,656	6,860	8,347	9,619	11,744	14,082

INDEBTEDNESS

        The Corporation did not provide financial assistance to any employees, officers or directors for the purchase of securities in fiscal 2007. As of, and at all times throughout the fiscal year ended May 31, 2007, there was no indebtedness owing to the Corporation by any employees, officers or directors of the Corporation.

DIRECTORS AND OFFICERS' LIABILITY

        We purchase and maintain liability insurance for the benefit of directors and officers to cover any liability incurred by such person in such capacities. The policy provides for coverage in the amount of $10,000,000 with a deductible amount of $150,000 (with certain exceptions). For the period June 1, 2006 to May 31, 2007, the premium cost of this insurance was $153,900.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

        None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since June 1, 2006 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        Other than as set forth above under the headings "Executive Compensation" and "Voting Securities and Principal Holders of Voting Securities", during the financial year of the Corporation ended May 31, 2007, no director, proposed director, officer, or associate of a director, proposed director or officer nor, to the knowledge of our directors or officers, after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all common shares outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation.

2008 SHAREHOLDER PROPOSALS

        For the next annual meeting of shareholders of Lorus, shareholders must submit any proposal that they wish to raise at that meeting on or before May 10, 2008.

ADDITIONAL INFORMATION

        Additional information relating to Lorus, including our most current annual information form (together with documents incorporated therein by reference), our 2007 annual report containing the financial statements of Lorus Therapeutics Inc. for the financial year ended May 31, 2007, the report of the auditors thereon, and, as Supplement Financial Information, the annual consolidated financial statements of Old Lorus for the year ended May 31, 2007 and the report of the auditor thereon, management's discussion and analysis of our financial condition and results of operations for fiscal 2007 and our interim financial statements for periods subsequent to the end of our last financial year, can be found on the Canadian Security Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For any documents relating to Old Lorus filed on SEDAR prior to the Arrangement Date, please refer to 4325231 Canada Inc. Copies of those documents, as well as additional copies of this Circular, are available upon written request to the Director of Finance of the Corporation, upon payment of a reasonable charge where applicable. Financial information of the Corporation is provided in our consolidated financial statements for the year ended May 31, 2007 and management's discussion and analysis of our financial condition and results of operations for fiscal 2007.

DIRECTORS' APPROVAL

        The contents and sending of this Circular have been approved by the directors of the Corporation.

(signed) AIPING YOUNG
President and CEO

APPENDIX A

Corporate Governance Practices

        Effective June 30, 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 — Corporate Governance Guidelines were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 — Audit Committees ("MI 52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

Plan of Arrangement and Corporate Reorganization

        On July 10, 2007 (the "Arrangement Date"), the Corporation completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. ("Old Lorus"), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the "Arrangement"). As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Corporation and all of the assets and liabilities of Old Lorus were transferred to the Corporation and/or its subsidiaries. References in this Circular to the Corporation, "we", "our", "us" and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and the Corporation after the Arrangement Date.

General

        The Corporation adopted the mandates, code of ethics, position descriptions and all other corporate governance practices of Old Lorus in connection with the Arrangement.

        The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and MI 52-110.

Board of Directors

        The board of directors of the Corporation (the "Board") encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

        The Corporation's Board is currently composed of nine directors, a majority of whom are independent directors. All of the proposed new nominees for director are independent. An "independent" board member, as further defined in MI 52-110, means that such member has no "material relationship" with the issuer. A "material relationship" is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's judgment.

Director or Nominee Director	Independent
Herbert Abramson(5)	Yes
J. Kevin Buchi	Yes
Denis Burger(2)	Yes
Susan Koppy(2)	Yes
Georg Ludwig	No
Michael Moore(1)	Yes
Donald W. Paterson(1)	Yes
Alan Steigrod	Yes
Graham Strachan(1)	Yes
Mark Vincent(2)	Yes
Jim A. Wright	No
Aiping Young	No

(1)
Not standing for re-election at the current shareholder meeting

(2)
New director nominee

        Aiping Young, the President and Chief Executive Officer of the Corporation, is not an independent director by virtue of her role on the Corporation's management team. Dr. Jim A. Wright, the President and Chief Executive Officer of the Corporation, is not an independent director by virtue of his previous role on the Corporation's management team. Georg Ludwig is not an independent director by virtue of his affiliation with a significant investor of the Corporation.

        The following table outlines other reporting issuers that Board members are directors of:

Director or Nominee Director	Reporting Issuer
Herbert Abramson	St Andrew Goldfields Ltd.
J. Kevin Buchi	Encysive Pharmaceuticals
Denis Burger(2)	Trinity Biotech plc
Susan Koppy(2)	—
Georg Ludwig	—
Michael Moore(1)	—
Donald W. Paterson(1)	ANGOSS Software Corporation NewGrowth Inc. Homeserve Technologies Inc. Utility Corporation
Alan Steigrod	Sepracor Inc.
Graham Strachan(1)	Amorfix BiotechnologiesInc. Ibex Technologies Inc.
Mark Vincent(2)	—
Jim A. Wright	—
Aiping Young	—

(1)
Not standing for re-election at the current shareholder meeting

(2)
New director nominee

        The independent directors hold meetings as a matter of routine after each Board meeting, without the presence of non-independent directors and members of management. There were four meetings of the independent directors in the financial year ended May 31, 2007. With the exception of the Compensation Committee and the Environmental Health and Safety Committee, Board committees are comprised entirely of independent directors and such committees meet regularly without management. Mr. Ludwig was a member of the Compensation Committee. The Board determined that his extensive experience in the biotech industry would benefit the Committee and that the nature of his relationship with the Corporation did not interfere with his ability to participate in an objective manner in the decisions taken by the Committee. The Board determined that Dr. Young's knowledge of day to day operation of the business would benefit the Committee.

        Graham Strachan, the chair of the Board (the "Chair") is an independent director.

        The Chair provides leadership to the Board in discharging its mandate and also assists the Board in discharging its stewardship function, which includes (i) working to ensure a strong, effective, well-balanced and representative membership of the Board and its committees, (ii) ensuring that committees are working effectively, (iii) ensuring the integrity of management, (iv) evaluating, together with the Compensation Committee and Nominating and Corporate Governance Committee, the President and Chief Executive Officer ("CEO") and corporate performance, and (v) ensuring the Board receives timely and accurate information before, during and after Board meetings.

        The following table illustrates the attendance record of each director for all board meetings held for the fiscal year ended May 31, 2007.

Director	Meetings Attended
J. Kevin Buchi	8 of 8
Georg Ludwig(2)	6 of 7
Michael Moore(1)(2)	7 of 7
Donald W. Paterson(1)	8 of 8
Alan Steigrod	7 of 8
Graham Strachan(1)	8 of 8
Jim A. Wright	7 of 8
Aiping Young(3)	7 of 7

(1)
Not standing for re-election at the current shareholder meeting

(2)
Elected to the Board September 21, 2006

(3)
Appointed to the Board October 6, 2006

Board Mandate

        The Board has adopted a mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to ensure appropriate succession planning is in place, select the appropriate CEO, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Schedule 1.

Position Descriptions

        The Board has developed written position descriptions, which are reviewed annually, for the Chair and the chairs of each of the audit committee, the compensation committee, the corporate governance and nominating committee and the environment, health and safety committee. The CEO also has a written position description that has been approved by the Board and is reviewed annually.

Orientation and Continuing Education

        It is the mandate of the Corporate Governance and Nominating Committee to ensure that a process is established for the orientation and education of new directors that addresses the nature and operation of the Corporation's business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

        With respect to the continuing education of directors, the Corporate Governance and Nominating Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation's business remains current.

Ethical Business Conduct

        The Corporation has adopted a Code of Business Conduct and Ethics (the "Code") that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and agents for Lorus are expected to abide by the Code. The Code is disclosed on the Corporation's website at: www.lorusthera.com or at www.sedar.com.

        The Corporate Governance and Nominating Committee regularly monitors compliance with the Code and ensures that management of the Corporation encourages and promotes a culture of ethical business conduct.

        The Corporation has developed a Disclosure and Insider Trading Policy that covers "whistle blowing" and provides an anonymous means for employees and officers to report violations of the Code or any other corporate policies.

        The Board has not granted any waiver of the Code in favour of a director or officer.

Conflicts of Interest

        The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.

Nomination of Directors

        It is the mandate of the Corporate Governance and Nominating Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Corporate Governance and Nominating Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Corporate Governance and Nominating Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Corporate Governance and Nominating Committee are independent in accordance with the mandate of the Corporate Governance and Nominating Committee.

        Further to this process, three nominees have been proposed for election to the Board, Susan Koppy, Mark Vincent, and Denis Burger.

Compensation

        The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of: (i) the directors, (ii) the Chair of the Board, (iii) the chairs of the Corporation's committees, and (iv) the senior officers. In addition, the Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the CEO on an annual basis and is responsible for reviewing the recommendations of the CEO regarding compensation of the senior officers.

        In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.

        Further information pertaining the compensation of directors and officers can be found in this Circular under the heading "Statement of Executive Compensation".

Assessments

        It is the Board's mandate, in conjunction with the Corporate Governance and Nominating Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

SCHEDULE 1

LORUS THERAPEUTICS INC.

BOARD MANDATE

Purpose

        The board of directors (the "Board") of Lorus Therapeutics Inc. (the "Corporation") is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer ("CEO"), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.
The Board will be comprised of a majority of independent directors and will have no more than the maximum set out in the Corporation's articles and by-laws, which maximum number the Board will reassess from time to time having consideration for the particular needs of the Corporation.

2.
Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nominating Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.
The chair of the Board (the "Chair") will be an independent director and will be appointed by a vote of the Board on an annual basis.

4.
The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

1.
The Board will meet as required, but at least once quarterly.

2.
The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.
In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)
review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)
attend each meeting in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning and Performance

4.
The Board will:

(a)
adopt a strategic planning process and approve a strategic plan each year; and

(b)
approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

5.
In establishing corporate performance objectives, the Board will:

(a)
ensure that it has adequate opportunity and information available to it to gain knowledge of the business and the industry sufficient to make fully informed decisions and to adopt meaningful and realistic long-term and short-term strategic objectives for the Corporation. This may include the opportunity for the Board to meet from time to time with industry, medical and scientific experts in related fields of interest;

  (b)
  ensure that effective policies and processes are in place relating to the proper conduct of the business, the effective management of risk and the values to be adopted by the Corporation; and

  (c)
  ensure that appropriate and effective environmental and occupational health and safety policies are in place, are operational and are supported by adequate resources.

6.
The Board will:

(a)
ensure the integrity of the Corporation's financial reporting and internal control and disclosure policies and processes;

(b)
review the Corporation's quarterly and year-end audited financial statements;

(c)
review annual audit plans and findings and monitor the implementation of audit recommendations; and

(d)
ensure that the Board has available to it any independent external advice that may be required from time to time.

Risk Management and Ethics

7.
The Board will:

(a)
ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)
identify and document the financial risks and other risks that the Corporation faces in the course of its business and ensure that such risks are appropriately managed; and

(c)
adopt a disclosure policy.

Shareholder Communication

8.
The Board will ensure that effective communication and disclosure policies are in place between the Board and the Corporation's shareholders, other stakeholders and the public. The Board will determine, from time to time, the appropriate criteria against which to evaluate performance against shareholder expectations and will set corporate strategic goals and objectives within this context. The Board will regularly review its criteria for the evaluation of shareholder expectations to ensure that they remain relevant to changing circumstances.

Supervision of Management

9.
The Board will:

(a)
to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(b)
ensure that the CEO is appropriately managing the business of the Corporation;

(c)
ensure appropriate succession planning is in place (including appointing, training and monitoring senior management), in particular with respect to the CEO position;

(d)
establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

(e)
consider and approve major business initiatives and corporate transactions proposed by management; and

(f)
ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

10.
The Board will:

(a)
ensure that an appropriate governance structure is in place, including a proper delineation of roles and clear authority and accountability among the Board, Board committees, the CEO, the Chief Financial Officer (or its functional equivalent) and the Chief Operating Officer;

(b)
develop a process for the orientation and education of new members of the Board;

(c)
support continuing education opportunities for all members of the Board;

(d)
in conjunction with the Corporate Governance and Nominating Committee, assess the participation, contributions and effectiveness of the Chair, and individual Board members on an annual basis;

(e)
monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(f)
ensure that Board meetings operate effectively, agendas are focused on the governance role of the Board, and that the Board is able to function independently of management when required;

(g)
ensure that effective governance policies are in place regarding the conduct of individual directors and employees, including but not limited to, policies relating to insider trading and confidentiality and conflict of interest;

(h)
establish the committees of the Board it deems necessary or as required by applicable law to assist it in the fulfillment of its mandate; and

(i)
disclose on an annual basis the mandate, composition of the Board and its committees.

APPENDIX "B"

AUDIT COMMITTEE INFORMATION

Plan of Arrangement and Corporate Reorganization

        On July 10, 2007 (the "Arrangement Date"), the Corporation completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. ("Old Lorus"), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the "Arrangement"). As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Corporation and all of the assets and liabilities of Old Lorus were transferred to the Corporation and/or its subsidiaries. References in this Circular to the Corporation, "we", "our", "us" and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and the Corporation after the Arrangement Date.

        The Audit Committee Charter of Old Lorus was adopted by the Corporation is connection with the Arrangement.

        The charter of our audit committee is attached as Schedule 1. The current members of the audit committee are J. Kevin Buchi, Donald W. Paterson and Graham Strachan. Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Buchi, Paterson and Strachan are financially literate, as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation. Mr. Buchi is a certified public accountant and holds the position of Chief Financial Officer in a public pharmaceutical company. Pursuant to United States securities laws, Mr. Buchi is also a "financial expert". Mr. Paterson, in his position as President of Cavandale Corporation, is educated and experienced in reading and analyzing financial statements. Mr. Strachan has experience reading and analyzing financial statements both as President of his own life science consulting firm and in a prior position as President, Chief Executive Officer and a director of a biopharmaceutical company. Additionally, we believe that all three members of the audit committee qualify as "independent" as that term is defined in the relevant Canadian and United States securities laws relating to the composition of the audit committee.

Pre-Approval Policies and Procedures

        The audit committee of our board of directors has, pursuant to the audit committee charter, adopted specific responsibilities and duties regarding the provision of services by our external auditors, currently KPMG LLP. Our charter requires audit committee pre-approval of all permitted audit and audit-related services. Any non-audit services must be submitted to the audit committee for review and approval. Under the charter, all permitted services to be provided by KPMG LLP must be pre-approved by the audit committee.

        Subject to the charter, the audit committee may establish fee thresholds for a group of pre-approved services. The audit committee then recommends to the board of directors approval of the fees and other significant compensation to be paid to the independent auditors. No audit-related services were provided under a de minimus exemption for our fiscal year ended May 31, 2007.

Auditors' Fees

        The total fees billed for professional services by KPMG LLP (our independent auditors) for the years ended May 31, 2007 and 2006 are as follows:

	2007	2006
Audit Fees	$330,000	$198,500
Tax Fees	$8,500	$13,100

Total	$338,500	$211,600

        Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews, accounting assistance and fees for services associated with the filing of the management proxy circular in May 2007 amounting to $150,000. Tax fees relate to assistance provided with respect of proposed transactions and review of tax returns.

SCHEDULE 1

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
OF LORUS THERAPEUTICS INC. (THE "COMPANY")

1.     PURPOSE

        The Audit Committee is a committee of the board of directors of the Company (the "Board"). The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

  (a)
  serve as an independent and objective party to monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

  (b)
  identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

  (c)
  monitor the independence and performance of the Company's independent auditors;

  (d)
  provide an avenue of communication among the independent auditors, management, and the Board; and

  (e)
  encourage continuous improvement of, and foster adherence to, the Company's policies, procedures and practices at all levels.

        The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the Company. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

2.     COMPOSITION AND MEETINGS

        Audit Committee members shall meet the requirements of Canadian and United States securities laws, including the requirements of the stock exchanges on which the Company's securities are listed.

        The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent as defined by Multilateral Instrument 52-110 — Audit Committees of the Canadian Securities Administrators ("MI 52-110"), United States securities laws, and applicable stock exchange rules. All members of the Audit Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

        Audit Committee members shall be appointed by the Board. If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.

        The Audit Committee shall meet at least four times annually, or more frequently as circumstances require. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.

        The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The Audit Committee should meet privately in executive session at least annually with management, the independent auditors, and as a committee to discuss any matters that the Audit Committee or each of these groups believe should be discussed. In addition, the Audit Committee should communicate with management quarterly to review the Company's financial statements.

3.     RESPONSIBILITIES AND DUTIES

  (a)
  Review Procedures

  (i)
  Maintain a Charter that sets out the Audit Committee's mandate and responsibilities. Review and reassess the adequacy of this Charter at least annually.

    (ii)
    Review the Company's financial statements, MD&A and annual and interim results press releases prior to filing or distribution. The Audit Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements (other than public disclosure of financial statements, MD&A and annual and interim results press releases), and must periodically assess the adequacy of those procedures. Consider the independent auditors' judgements about the quality and appropriateness, not just the acceptability, of the Company's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

    (iii)
    Consider and approve, if appropriate, major changes to the Company's accounting principles and practices as suggested by the independent auditors or management and assure that the reasoning is described in determining the appropriateness of changes in accounting principles and disclosures.

    (iv)
    In consultation with the management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors together with management's responses.

    (v)
    The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors including the review of any disagreements between management and the independent auditors in connection with the preparation of the financial statements and overseeing the resolution of any such disagreements.

    (vi)
    Annually review policies and procedures as well as audit results associated with directors' and officers' expense accounts and perquisites. Annually review a summary of director and officers' related party transactions and potential conflicts of interest.

    (vii)
    Annually conduct self-assessment of Audit Committee performance including a review and discussion of the Audit Committee roles and responsibilities, seeking input from senior management, the full Board and others if needed.

  (b)
  Independent Auditors

  (i)
  The independent auditors are directly accountable to the Audit Committee and the Board, and shall report directly to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board:

  A.
  The external auditor to be nominated for the purpose of preparing or issuing an auditor's report and performing other audit, review and attest services for the Company as required;

  B.
  The compensation of the auditor; and

  C.
  To approve any discharge of the auditors when circumstances warrant.

  (ii)
  Pre-approve all audit fees and terms and all permitted non-audit services provided by the external auditor, and consider whether these services are compatible with the auditors' independence. Any member of the Audit Committee may approve additional proposed permitted non-audit services that arise between Audit Committee meetings provided that the decision to pre-approve the services is presented at the next scheduled Audit Committee meeting. The approval of all non-audit services will be evidenced by the completion and approval of the Non-Audit Services Request Form (attached as Appendix "A" hereto).

  (iii)
  On an annual basis, the Audit Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors' independence.

    (iv)
    Review the independent auditors' audit plan — discuss scope, staffing, locations, reliance upon management and general audit approach.

    (v)
    Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

    (vi)
    Prior to releasing the year-end results, discuss the results of the audit with the external auditors. Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

    (vii)
    Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Company.

  (c)
  Ethical and Legal Compliance

  (i)
  On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

  (ii)
  Perform any other activities consistent with this Charter, the Company's by-laws, and governing law, as the Audit Committee or the Board deems necessary or appropriate. In particular, the Audit Committee has the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties. The Company will provide for appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board, for payment of (i) compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any advisers employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

  (d)
  Whistle Blowing

          The Audit Committee shall put in place procedures for:

    (i)
    The receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

    (ii)
    The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

  (e)
  Other Audit Committee Responsibilities

  (i)
  Create an agenda for the ensuing year.

  (ii)
  Describe in the Company's annual information form the Audit Committee's composition and responsibilities and how they were discharged in accordance with the requirements of MI 52-110F1.

  (iii)
  Submit the minutes of all meetings of the Audit Committee to the Board.

APPENDIX "C"

RESOLUTION APPROVING AMENDMENTS TO THE CORPORATION'S 1993 STOCK OPTION PLAN AND 2003 STOCK OPTION PLAN

BE IT RESOLVED THAT:

1.
the 2003 Stock Option Plan of the Corporation and the 1993 Stock Option Plan of the Corporation be amended as more particularly set out in Schedule 1 attached to this resolution; and

2.
any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document, agreement or instrument or the doing of any such act or filing.

SCHEDULE 1

AMENDMENTS TO 2003 STOCK OPTION PLAN AND 1993 STOCK OPTION PLAN

LORUS THERAPEUTICS INC.

1993

STOCK OPTION PLAN

1.    DEFINITIONS

        "Black Out Period" means any period during which a policy of the Company prevents an insider from trading in the Shares.

        "Consultant" means an individual other than an employee, director or officer of the Company that provides on a bona fide basis consulting, technical, management or other services to the Company or any subsidiary, under a written contract between the Company or any subsidiary and the individual or a consultant company or consultant partnership of the individual, and who, in the reasonable opinion of the Company, spends a significant amount of time and attention on the affairs and business of the Company or any subsidiary. The term "Consultant" will include both: i) a consultant who comes within the definition and is providing services on a project basis for a fixed period of time (a "Project Consultant"); and ii) a consultant or key individual under a consulting agreement, who comes within the definition and is providing services on a continuous basis for an indeterminate or renewable period of time (a "Continuing Consultant").

2.    ~~1.~~    PURPOSE

        The purpose of this Stock Option Plan (the "Plan") is to authorize the grant to directors, officers, ~~consultants~~Consultants and employees (the "Optionee") of Lorus Therapeutics Inc. (the "Company") or any present or future subsidiary thereof (as hereinafter defined) of options to purchase common shares ("Shares") of the Company and thus benefit the Company by enabling it to attract, retain and motivate directors, officers, Consultants and employees by providing them with the opportunity, through Share options, to acquire an increased proprietary interest in the Company.

3.    ~~2.~~    ADMINISTRATION

        The Plan shall be administered by the Board of Directors of the Company. Subject to approval of the granting of options by the Board of Directors, the Company shall grant options under the Plan.

4.    ~~3.~~    SHARES SUBJECT TO PLAN

        Subject to adjustment under the provisions of paragraph 10 hereof, the aggregate number of Shares of the Company that may be issued and sold under the Plan and any other Share Compensation Arrangement (as that term is defined in the rules of the Toronto Stock Exchange Company Manual relating to changes in capital structure of listed companies in connection with employee stock option and stock purchase plans) shall not exceed 15% of the issued and outstanding common shares of the Company on a non diluted basis. The total number of Shares which may be reserved for optioning to any one individual under the Plan shall not exceed 5% of the total number of issued and outstanding Shares (on a non-diluted basis), including Shares reserved for issuance under employee stock option plans, options for services and employee stock purchase plans. The number of shares issuable to insiders, at any time, under the Plan and all other security-based compensation arrangements, cannot exceed 10% of issued and outstanding common shares of the Company. The number of shares issued to insiders, within any one year period, under the Plan and all other security-based compensation arrangements, cannot exceed 10% of issued and outstanding common shares of the Company. The Company shall not, upon the exercise of any option, be required to issue or deliver any Shares prior to (a) the admission of such Shares to listing on any stock exchanges on

~~I "Consultant" means an individual other than an employee, director or officer of the Company that provides on a bona fide basis consulting, technical, management or other services to the Company or any subsidiary, under a written contract between the Company or any subsidiary and the individual or a consultant company or consultant partnership of the individual, and who, in the reasonable opinion of the Company, spends a significant amount of time and attention on the affairs and business of the Company or any subsidiary. The term "Consultant" will include both: i) a consultant who comes within the definition and is providing services on a project basis for a fixed period of time (a "Project Consultant"); and ii) a consultant or key individual under a consulting agreement, who comes within the definition and is providing services on a continuous basis for an indeterminate or renewable period of time (a "Continuing Consultant").~~

~~2 on~~which the Company's Shares may then be listed, and (b) the completion of such registration or other qualification of such Shares under any law, rule or regulation as the Company shall determine to be necessary or advisable.

5.    ~~4.~~    ELIGIBILITY

        Options shall be granted only to directors, officers, Consultants and to such employees who, at the time of the grant, are employees of or on contract to the Company or any subsidiary. The term "subsidiary" as used in the Plan shall mean any corporation in which the Company owns, directly or indirectly, stock possessing 50% or more of the total combined voting power of all classes of stock.

        Subject to the foregoing, the Board of Directors shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of Shares subject to each option. Within 10 days of the issue of any option, a designated officer shall file a letter with securities regulators demonstrating compliance with any applicable blanket rulings regarding trades in options to directors or senior officers and provide substantially the same information as prescribed by Form 20 under the Ontario Securities Act.

6.    ~~5.~~    PRICE

        The purchase price (the "Price") for the Shares of the Company under each option shall be determined by the Board of Directors on the basis of the closing market price of the Shares on The Toronto Stock Exchange on the last trading date preceding the date of the grant or, in the event there is not a market price on The Toronto Stock Exchange, on the basis of the closing market price of the Shares on the Montreal Exchange on the last trading date preceding the date of the grant. If there is not a market price on The Toronto Stock Exchange or the Montreal Exchange, the Price for the Shares under each option shall be determined by the Board of Directors on the basis of the average of the bid and ask for the Shares on The Toronto Stock Exchange on the date preceding the date of the grant.

7.    ~~6.~~    PERIOD OF OPTION AND RIGHTS TO EXERCISE

        Subject to the provisions of this paragraph 6 and paragraphs 8 and 9 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding five years. The expiry period for options granted under the Plan and outstanding as of October 7, 2004 will expire 10 years from the date of the grant. The Shares to be purchased upon each exercise of any option shall be paid for in full, in cash, at the time of such exercise. Except for Project Consultants and as provided in paragraphs 8 and 9 below, no option may be exercised unless the Optionee is then a director, officer, Continuing Consultant or in the employ of the Company or any subsidiary and, in the case of a Continuing Consultant or any employee, shall have been continuously under contract or employed by the Company and its subsidiaries since the grant of the option.

        Notwithstanding anything contained herein or in any option agreement, if the date on which an option expires pursuant to an option agreement occurs during, or within 10 days after the last day of, a Black Out Period or other trading restriction imposed by the Company, the expiry date for the option will be the last day of the 10-day period.

        Absence on leave approved by an officer of the Company or any officer of a subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan.

8.    ~~7.~~    NON-TRANSFERABILITY OF OPTION

        No option granted under the Plan shall be transferable by an Optionee otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during the Optionee's lifetime, only by the Optionee.

9.    ~~8.~~    TERMINATION OF EMPLOYMENT

        Except for Project Consultants, if any Optionee shall cease to be an officer, director, Continuing Consultant or employee of the Company or any subsidiary for any reason (except as otherwise provided in paragraph 9), the Optionee may, but only within the period of three months next succeeding such cessation and in no event after the expiry date of the option, exercise the option.

10.    ~~9.~~    DEATH OF OPTIONEE

        In the event of the death of an Optionee during the currency of the Optionee's option, the option theretofore granted to the Optionee shall be exercisable within, but only within, the period of nine months next succeeding the Optionee's death, and in no event after the expiry date of the option.

11.    ~~10.~~    ADJUSTMENTS IN SHARES SUBJECT TO PLAN

        The aggregate number and kind of Shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of Shares, merger, consolidation, rights offering or any other change in the corporate structure of Shares of the Company. The options granted under the Plan shall contain such provisions as the Board of Directors may determine with respect to adjustments to be made in the number and kind of Shares covered by such options and in the option price in the event of any such change.

12.    ~~11.~~    AMENDMENT AND TERMINATION OF THE PLAN

        The Board of Directors ~~may at any time amend~~reserves the right, in its sole discretion, to amend, suspend or terminate the Plan~~, or options granted pursuant thereto, without prejudice to the then outstanding options, subject to the approval of any stock exchange on which the Company's Shares may then be listed.~~ or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Any amendment to any provision of the Plan will be subject to any required regulatory or shareholder approval. Notwithstanding the foregoing, the Company will be required to obtain the approval of the shareholders of the Company for any amendment related to:

          (a)   the maximum number of Shares reserved for issuance under the Plan (and under any other share compensation arrangements of the Company);

          (b)   a reduction in the exercise price for options held by insiders;

          (c)   an extension to the term of options held by insiders; and

          (d)   the increase in the 10% limits on grants to insiders set out in Section 3 and any shareholder approval required in respect of an amendment to increase such limits shall exclude the votes attaching to Shares, if any, held by Optionees who are insiders.

        If this Plan is terminated, the provisions of this Plan, the Regulations and any administrative guidelines and other rules adopted by the Board and in force when this Plan is terminated will continue in effect as long as any Option, or any right under an Option, remains outstanding. However, notwithstanding the termination of this Plan, the Board may make any amendments to this Plan, or to any outstanding Option, that it would be entitled to make if this Plan were still in effect.

13.    ~~12.~~    EFFECTIVE DATE OF THE PLAN

        The Plan becomes effective on the date of its adoption by the Board of Directors and options may be granted immediately thereafter.

14.    ~~13.~~    EVIDENCE OF OPTIONS

        Each option granted Under the Plan shall be embodied in a written open agreement between the Company and the Optionee which shall give effect to the provisions of the Plan.

15.    ~~14.~~    APPROVAL

        The Plan was approved by the directors of the Company on June 3, 1993 and amended by the directors of the Company on July 22, 1994, November 1, 1996, October 16, 1997, October 14, 1998 and June 11, 1999.

Shareholder approval of the June 11, 1999 amendment was given at the special meeting of the Company held on July 14, 1999. The Plan was amended by the directors of the Company on October 7, 2004. Shareholder approval of the October 7, 2004 amendment was given at the annual and special meeting of the Company on November 18, 2004. Shareholder approval of the July 20, 2005 amendment was granted at the annual general and special meeting of the Company held on September 13, 2005. The Plan was amended pursuant to the filing of articles of arrangement dated July 10, 2007.

DATED at Toronto, Ontario this 10th day of July, 2007.

Aiping H. Young

President and Chief Executive Officer

Lorus Therapeutics Inc.

LORUS THERAPEUTICS INC.

2003 SHARE OPTION PLAN

~~OCTOBER 9, 2003~~

~~as~~(As amended ~~effective September 13, 2005~~
~~as amended to give effect to a plan of arrangement effective July 10,~~September 19, 2007)

September 19, 2007

TABLE OF CONTENTS

ARTICLE 1. INTERPRETATION ~~1~~
1.1.	Purpose of the Plan	1
1.2.	Definitions	1
1.3.	Schedules	1
1.4.	Headings and Table of Contents	1
1.5.	Gender and Number	1
1.6.	Currency	1
1.7.	Invalidity of Provisions	1
1.8.	Entire Agreement	1
1.9.	Governing Law	2
1.10.	Effective Date	2
ARTICLE 2. ADMINISTRATION ~~2~~
2.1.	Administration by the Board of Directors	2
2.2.	Authority of the Board of Directors	2
2.3.	Grants by CEO	2
2.4.	Shares Subject to the Plan	2
2.5.	Restrictions on Issuances	3
2.6.	Compliance with Law	3
ARTICLE 3. FAIR VALUE ~~4~~
3.1.	Definition	3
ARTICLE 4. GRANT OF OPTIONS ~~5~~
4.1.	Grants	4
4.2.	Participation Voluntary	4
4.3.	General Terms of the Option	4
4.4.	Option Exercise Price	4
4.5.	Exercise Period of Option	4
4.6.	Option Agreements	5
4.7.	Prohibition on Transfer of Options	5
ARTICLE 5. EXERCISE OF OPTIONS ~~7~~
5.1.	Method of Exercise of Option	5
5.2.	Payment of Option Price	5
5.3.	Withholding of Tax	6
ARTICLE 6. SHARES ~~7~~
6.1.	Shareholder Rights	6
ARTICLE 7. REORGANIZATIONS AND ADJUSTMENTS ~~8~~
7.1.	Reorganization or Sale of the Company	6
7.2.	Substitute Options upon Acquisition by the Company	6
7.3.	Capital Adjustments	6

ARTICLE 8. EMPLOYMENT AND COMPENSATION ~~9~~
8.1.	No Special Employment Rights	7
8.2.	Other Employee Benefits	7
8.3.	Non-Exclusivity	7
ARTICLE 9. AMENDMENTS ~~9~~
9.1.	Amendment or Termination Without Consent	7
9.2.	Amendment With Individual Consent	8
ARTICLE 10. GENERAL MATTERS ~~10~~
10.1.	Notices	8
10.2.	Submission to Jurisdiction	8
10.3.	Language of Plan	8
10.4.	Further Assurances	8

SCHEDULES

Schedule 1.2.1	—	Definitions
Schedule 1.2.2	—	Incorporated Definitions
Schedule 2.2.5	—	Regulations
Schedule 2.6.4	—	Company Obligations Required By Law
Schedule 4.6	—	Form of Option Agreement
Schedule 5.1	—	Exercise Form

LORUS THERAPEUTICS INC.
(the "Company")
2003 OPTION PLAN
(the "Plan")

ARTICLE 1.
INTERPRETATION

1.1.  Purpose of the Plan

        The purpose of this Plan is to advance the interests of the Company by increasing its ability to attract, retain and reward Eligible Persons who are involved in the development of the Company by providing those Eligible Persons with an opportunity to acquire an ownership interest in the Company and aligning further the interests of those Eligible Persons with the interests of the Company's securityholders.

1.2.  Definitions

  1.2.1.    In this Plan and its Schedules, the terms set out in Schedule 1.2.1 (Definitions) will have the meanings given to those terms in that schedule.

  1.2.2.    Certain terms, whose definitions are incorporated by reference from other material, are set out in Schedule 1.2.2 (Incorporated Definitions).

1.3.  Schedules

        The following are the schedules attached to this Plan:

Schedule 1.2.1	—	Definitions
Schedule 1.2.2	—	Incorporated Definitions
Schedule 2.2.5	—	Regulations
Schedule 4.6	—	Form of Option Agreement
Schedule 5.1	—	Exercise Form

1.4.  Headings and Table of Contents

        The inclusion of headings and a table of contents in this Plan is for convenience of reference only and will not affect the construction or interpretation of the Plan.

1.5.  Gender and Number

        In this Plan, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.6.  Currency

        Except where otherwise expressly provided, all amounts in this Plan are stated and will be paid in Canadian currency.

1.7.  Invalidity of Provisions

        Each of the provisions contained in this Plan is distinct and severable and a declaration of invalidity or unenforceability of any provision or part by a court of competent jurisdiction will not affect the validity or enforceability of any other provision of the Plan. To the extent permitted by applicable law, the Company and all Participants waive any provision of law which renders any provision of this Plan invalid or unenforceable in any respect.

1.8.  Entire Agreement

        This Plan and each Option Agreement constitutes the entire agreement between the parties pertaining to the subject matter of those documents. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with the subject matter except as specifically set out or referred to in those documents.

1.9.  Governing Law

        This Plan will be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

1.10.   Effective Date

        This Plan is effective as of ~~October 9, 2003~~September 19, 2007.

ARTICLE 2.
ADMINISTRATION

2.1.  Administration by the Board of Directors

        This Plan will be administered by the board of directors of the Company or a committee of the board of directors duly appointed for this purpose by the board of directors and consisting of not less than 2 directors. If a committee is appointed for this purpose, all references to the term "Board" will be deemed to be references to the committee.

2.2.  Authority of the Board of Directors

        Subject to this Plan, the Board has the authority to:

  2.2.1.    grant Options to Eligible Persons;

  2.2.2.    determine the terms of Option grants, including any limitations, restrictions and conditions upon those grants, which terms may differ by grant and by Participant;

  2.2.3.    issue Shares upon the exercise of Options;

  2.2.4.    effect any repurchase of Shares, Options or other rights contemplated by this Plan;

  2.2.5.    interpret this Plan and adopt, amend or rescind any administrative guideline and other rule or Regulation relating to this Plan as it may from time to time consider advisable, subject to the Law; and

  2.2.6.    make all other determinations and take all other actions in connection with the implementation and administration of this Plan as it may consider necessary or advisable.

        The Board's guidelines, rules, Regulations, interpretations and determinations will be final and binding upon the Company and all Participants and their legal representatives. No member of the Board will be liable for any act or omission (whether or not negligent) taken or omitted in good faith, or for the exercise of an authority or discretion granted in connection with the Plan to the Board, or for the acts or omission of any other members of the Board.

2.3.  Grants by CEO

        The Chief Executive Officer of the Company is authorized to grant Options from time to time to Eligible Persons between meetings of the Board, subject to the ratification and approval of those grants by the Board at the next meeting of the Board; provided those grants are made in accordance with (1) the terms of the Plan and (2) any guidelines set out by the Board. The exercise price of Options granted in this manner will in all cases be established on the date of grant by the Chief Executive Officer, in accordance with section 4.4.

2.4.  Shares Subject to the Plan

  2.4.1.    ~~Effective from September 13, 2005 the~~The maximum total number of Shares available for issuance from treasury from time to time upon the exercise of Options granted under the Plan and ~~any other Share Compensation Arrangement is 15% of the Outstanding Issue and the number of Options shall increase or decrease as the Outstanding Issue changes~~the Previous Stock Option Plan, for so long as it exists, is 15% of the issued and outstanding Shares of the Corporation. Any Share subject to an Option that, for any reason, has been cancelled or terminated without having been exercised under the Plan or the Previous Stock Option Plan, will again be available for issuance under this Plan. Any exercise of Options will make new

2

  grants available under the Plan, provided that the maximum number of Shares reserved for issuance pursuant to the Plan and the Previous Stock Option Plan, for so long as it exists, does not exceed 15% of the number of Shares then issued and outstanding.

  2.4.2.    No fractional Shares may be issued or purchased under the Plan and the Board will determine the manner in which any fractional Shares or rights to acquire fractional Shares are to be addressed.

2.5.  Restrictions on Issuances

        The issuing of Options is subject to the following restrictions:

  2.5.1.    ~~that~~ the number of Shares reserved for issuance under Options granted to Insiders ~~or~~, at any time, under Stock Options granted to Insiders under this and any other ~~Share Compensation Arrangement~~security based compensation arrangement of the Company may not exceed 10% of the Outstanding Issue;

  2.5.2.    ~~that~~ Insiders may not, within ~~any one year~~a 12 month period, be issued a number of Shares under the Plan and/or under any other ~~Share Compensation Arrangement~~security based compensation arrangement of the Company exceeding 10% of the Outstanding Issue; ~~and~~

  2.5.3.    ~~that~~ any one Insider and that Insider's Associates may not, within a 12 month period, be issued a number of Shares under the Plan and/or under any other ~~Share Compensation Arrangement~~security based compensation arrangement of the Company exceeding 10% of the Outstanding Issue~~.~~

  ~~2.5.4.    that~~; and

  2.5.4.    the number of Shares reserved for issuance under Options to any one Person may not exceed 5% of the Outstanding Issue.

2.6.  Compliance with Law

  2.6.1.    The Company is not obligated by this Plan or any grant under it to, and will not, take any action required, permitted or otherwise contemplated by this Plan except in accordance with Law. The Board may postpone or adjust any exercise of any Option or the issue of any Shares under this Plan or refrain from taking any action or exercising any right required, permitted or contemplated by the Plan as the Board in its discretion may deem necessary in order to permit the Company to ensure that this Plan and the issuance of Shares under it comply with Law.

  2.6.2.    If the Shares are listed on a Stock Market, the Company will have no obligation to issue any Shares under this Plan unless the Shares have been duly listed, upon official notice of issuance, on that Stock Market.

  2.6.3.    If Law prevents the exercise of an Option or the issue of a Share, the Board may, in addition to the rights referred to in this Plan, choose to address the economic value of a Participant's rights in whatever manner it deems to be reasonable in the circumstances, and action taken by the Company in consequence of that determination will be deemed to have satisfied the Company's obligations as they would otherwise have existed.

  2.6.4.    The Company will comply with all reporting obligations required by Law.

ARTICLE 3.
FAIR VALUE

3.1.  Definition

        "Fair Value" for the purposes of this Plan will be equal to the weighted average of the trading prices of the Shares on the Stock Market for the five trading days ending on the last trading date preceding the date on which the calculation of Fair Value is to be made, provided that:

  3.1.1.    "Fair Value" for the purpose of determining the exercise price of all Options (other than Incentive Options) under section 4.4 will be equal to the closing market price of the Shares on the Stock Market on

3

  the last trading date preceding the date of the grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the Stock Market on the last trading date preceding the date of the grant.

~~Article~~ ARTICLE 4.
~~Grant of Options~~GRANT OF OPTIONS

4.1.  Grants

        The Board may grant Options to Eligible Persons. An Eligible Person may receive Options on more than one occasion under this Plan and may receive differing Options on any one occasion.

4.2.  Participation Voluntary

        The participation of an Eligible Person in the Plan and the purchase of Shares by a Participant upon exercise of an Option is voluntary, and neither the participation nor any purchase will have any effect, positively or negatively, on the employment or continuing employment of an Eligible Person or Participant who is an Employee, the appointment or continuing appointment of an Eligible Person or Participant who is an Executive or the engagement or continuing engagement of an Eligible Person or Participant who is a Consultant or Consultant Entity.

4.3.  General Terms of the Option

  4.3.1.    In respect of each Option, the Board will determine the Eligible Person who will receive the Option, the number of Shares subject to the Option, the expiration date of the Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option.

  4.3.2.    If not otherwise determined by the Board, an Option will vest as to 50% on the first annual anniversary of the date of grant of the Option and an additional 25% on the second and third annual anniversaries after the date of the grant of the Option.

4.4.  Option Exercise Price

        The Board will, in accordance with Law, establish the exercise price of an Option when each Option is granted equal to the Fair Value of the Shares as of the date of grant.

4.5.  Exercise Period of Option

  4.5.1.    Maximum Period.    Options granted must be exercised no later than 10 years after the date of grant (or within any lesser period that the applicable grant, this Plan, Regulations or any Law may require). No Option may be exercised after its stated expiration.

  4.5.2.    Notwithstanding anything contained herein or in any Option Agreement, if the date on which an Option expires pursuant to an Option Agreement occurs during, or within 10 days after the last day of, a Black Out Period or other trading restriction imposed by the Corporation, the expiry date for the Option will be the last day of the 10-day period.

  4.5.3.    Termination.

    4.5.3.1.    If a Participant ceases to be an Eligible Person as a result of:

      4.5.3.1.1.    the termination of the Participant's appointment, employment or engagement by the Company (and/or its Affiliates) without Cause,

      4.5.3.1.2.    the resignation of the Participant, or

      4.5.3.1.3.    the retirement of the Participant,

4

    each Option held by the Participant, to the extent which it has vested on or prior to the Termination Date in accordance with the Option Agreement and this Plan, will cease to be exercisable 3 months after the Termination Date unless it expires sooner or unless otherwise determined by the Board.

    4.5.3.2.    If a Participant ceases to be an Eligible Person as a result of the termination of the Participant's appointment, employment or engagement by the Company (and/or its Affiliates) because of Cause, each Option held by the Participant, to the extent which it has vested and not expired on or prior to the Termination Date in accordance with the Option Agreement and this Plan, will cease to be exercisable immediately upon the Company's (and/or an Affiliate's) giving of notice of termination, unless otherwise determined by the Board.

    4.5.3.3.    Effective the Termination Date, any portion of an Option that has not vested on or prior to the Termination Date will ~~no longer be exercisable~~expire without any further rights under the Plan.

  4.5.4.    Death or Disability.    If a Participant ceases to be an Eligible Person as a result of the Participant's death or Disability, each Option held by the Participant, to the extent which it has vested and not expired on or prior to the date of the Participant's death or Disability in accordance with the Option Agreement and this Plan, will cease to be exercisable 9 months after the Termination Date unless otherwise determined by the Board. Any portion of a Participant's Option that has not vested on or prior to the date of the Participant's death or Disability will no longer be exercisable.

4.6.  Option Agreements

        Each Option must be confirmed, and will be governed, by an Option Agreement signed by the Company and by the Participant, substantially in the form attached as Schedule 4.6 (Form of Option Agreement).

4.7.  Prohibition on Transfer of Options

        Options are personal to the Participant. No Participant may deal with an Option or any interest in it or Transfer an Option except in accordance with this Plan. A purported Transfer of an Option in violation of this Plan will not be valid and the Company will not issue any Share upon the attempted exercise of that Option. Subject to Law, the Board may establish rules, Regulations and procedures permitting the Transfer of Options in circumstances and on terms determined by the Board. If Options have been granted to a Participant's Subsidiary or a Consultant's Consultant Entity and the related Subsidiary ceases to be a Subsidiary or the related Consultant Entity ceases to so qualify, then the Participant will be deemed to have Transferred any Option held by that entity to the entity, and that Transfer will be subject to the requirements and sanctions set out in this section. Notwithstanding anything to the contrary in the Plan, Options cannot be Transferred other than by will or the laws of descent and distribution and will be exercisable during a Participant's lifetime only by the Participant~~.~~

ARTICLE 5.
EXERCISE OF OPTIONS

5.1.  Method of Exercise of Option

        A Participant may exercise all or a portion of an Option by delivering to the Company, to the address and person set out in section 10.1, a completed exercise form in the form attached as Schedule 5.1 (Exercise Form) and, if exercised under section 5.2, accompanied by payment of the exercise price multiplied by the number of Shares to be purchased.

5.2.  Payment of Option Price

        The purchase price of each Share purchased under an Option must be paid in full at the time of exercise by bank draft, certified cheque or in any other manner permitted by the Board and by Law. Upon receipt of payment in full, but subject to this Plan, the number of Shares in respect of which the Option is exercised will be issued as fully paid and non-assessable.

5

5.3.  Withholding of Tax

  5.3.1.    If the Company determines that under the requirements of taxation Law it is obliged to withhold for remittance to a taxing authority any amount upon exercise of an Option or the sale of Shares acquired on exercise of an Option, the Company may, prior to and as a condition of issuing the Shares or at any other later date, (1) require the Participant exercising the Option to pay to the Company, in addition to and in the same manner as the exercise price for the Shares, (2) withhold from any other amounts payable by the Company to the Participant or (3) transfer from the Participant to the Company Shares issuable upon exercise of the Option having a Fair Value equal to, any amount that the Company is obliged to remit to that taxing authority in respect of the exercise of the Option or the sale of the Shares acquired on exercise of the Option. Any additional payment will, in any event, be due no later than the date as of which any amount with respect to the Option exercised must be included in the gross income of the Participant for tax purposes.

  5.3.2.    Promptly after a Participant sells any Shares acquired on exercise of an Option, the Participant will notify the Company in writing of the date and terms of the sale and will provide all other information regarding the sale as the Company may reasonably require.

ARTICLE 6.
SHARES

6.1.  Shareholder Rights

        A Participant will not have any rights as a shareholder of the Company with respect to any Shares subject to an Option until that Participant has exercised the Option and the Company has issued Shares in accordance with the Plan.

ARTICLE 7.
REORGANIZATIONS AND ADJUSTMENTS

7.1.  Reorganization or Sale of the Company

        If there is:

    7.1.1.    a Combination,

    7.1.2.    the sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or

    7.1.3.    a reorganization or liquidation of the Company,

  the Board, or the board of directors of any entity assuming the obligations of the Company, having regard to its fiduciary duties and the best interests of the Company, will, as to unexercised Options, upon written notice to Participants, provide that: (a) all unvested Options of Executives will vest immediately; (b) all unexercised Options (both vested and unvested) will terminate immediately prior to the consummation of the merger, consolidation, acquisition, reorganization, liquidation, sale or transfer unless those Options which have vested are exercised by respective Participants within 30 days following the date of the notice.

7.2.  Substitute Options upon Acquisition by the Company

        The Company may grant Options under the Plan in substitution for options held by directors, officers or employees of or consultants to another entity who become Eligible Persons as a result of a merger or consolidation of the other entity with the Company or an Affiliate, or as a result of the acquisition by the Company of property or securities of the other entity. The Company may direct that substitute Options be granted on any terms and conditions that the Board considers appropriate in the circumstances, subject to Law.

7.3.  Capital Adjustments

        If there is any change in the outstanding Shares by reason of a share dividend or split, recapitalization, consolidation, combination or exchange of shares, special dividend or other fundamental corporate change,

6

other than the issuance of Shares by the Company for consideration, the Board will, subject to Law, make a substitution or adjustment in

  7.3.1.    the exercise price of any unexercised Options;

  7.3.2.    the maximum number and/or class of securities of the Company reserved for issuance under this Plan; or

  7.3.3.    the number and/or class of securities of the Company subject to unexercised Options previously granted,

as the Board determines is appropriate in the circumstances.

ARTICLE 8.
EMPLOYMENT AND COMPENSATION

8.1.  No Special Employment Rights

        Nothing contained in the Plan or in any Option will confer upon any Participant any right with respect to the continuation of the Participant's appointment, employment or engagement by the Company or interfere in any way with the right of the Company at any time to terminate or change any terms of that appointment, employment or engagement including any increase or decrease in the compensation of the Participant.

8.2.  Other Employee Benefits

        The amount of any compensation deemed to be received by a Participant as a result of the exercise of an Option or the sale of Shares received upon an exercise of an Option will not constitute compensation for the purpose of determining any other employee benefits of that Participant, including benefits under any bonus, pension, profit-sharing, life insurance or salary continuation plan, except as otherwise specifically determined by the Board.

8.3.  Non-Exclusivity

        Nothing contained in this Plan will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant or other Eligible Person, subject to Law.

ARTICLE 9.
AMENDMENTS

9.1.  Amendment or Termination Without Consent

  9.1.1.    The Board ~~may~~reserves the right, in its sole discretion, to amend, suspend or terminate ~~this~~the Plan or any portion ~~of it~~thereof at any time, in accordance with ~~Law, provided that no amendment, suspension or termination may, without the consent of the affected Participant or except as otherwise provided in the Plan, impair any Option, or any right under an Option, previously granted to any Participant.~~applicable legislation, without obtaining the approval of shareholders. Any amendment to any provision of the Plan will be subject to any required regulatory or shareholder approval. Notwithstanding the foregoing, the Company will be required to obtain the approval of the shareholders of the Company for any amendment related to:

    9.1.1.1.    the maximum number of Shares reserved for issuance under the Plan (and under any other security based compensation arrangements of the Company);

    9.1.1.2.    a reduction in the exercise price for Options held by Insiders;

    9.1.1.3.    an extension to the term of Options held by Insiders; and

    9.1.1.4.    the increase in the 10% limits on grants to Insiders set out in Sections 2.5.2 and 2.5.3 and any shareholder approval required in respect of an amendment to increase such limits shall exclude the votes attaching to Shares, if any, held by Participants who are Insiders.

7

  9.1.2.    If this Plan is terminated, the provisions of this Plan, the Regulations and any administrative guidelines and other rules adopted by the Board and in force when this Plan is terminated will continue in effect as long as any Option, or any right under an Option, remains outstanding. However, notwithstanding the termination of this Plan, the Board may make any amendments to this Plan, or to any outstanding Option, that it would be entitled to make if this Plan were still in effect.

9.2.  Amendment With Individual Consent

        With the consent of the affected Participant, the Board may amend any outstanding Option in any manner to the extent that the Board would have had the initial authority to grant the Option as so modified or amended, including to change the date or the price at which an Option becomes exercisable, subject to Law.

ARTICLE 10.
GENERAL MATTERS

10.1.   Notices

        Any notice or other communication required or permitted to be given under this Plan will be in writing and will be given by prepaid first-class mail, by electronic mail or by hand-delivery as provided below. Any notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date, or if sent by electronic mail, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received on the day on which it is delivered to the applicable address noted below either to the individual designated below or to an individual at that address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. Notices and other communications will be addressed, if to the Company, to the head office of the Company, attention: Corporate Secretary and, if to a Participant, at the last address which appears on the records of the Company.

10.2.   Submission to Jurisdiction

        The Company and each Participant irrevocably submit to the non-exclusive jurisdiction of the courts of Ontario in respect of all matters relating to this Plan and any Option Agreement.

10.3.   Language of Plan

        The parties to this Plan have expressly agreed that this Plan and related documents be drawn in the English language. Les parties aux présentes ont expressément convenu que le présent plan et tous les documents y afférents soient rédigés en langue anglaise.

10.4.   Further Assurances

        Each Participant will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all further acts, documents and things as the Company may reasonably require from time to time for the purpose of giving effect to this Plan and will use reasonable efforts and take all steps as may be reasonably within the Participant's power to implement to their full extent the provisions of this Plan.

8

SCHEDULE 1.2.1
DEFINITIONS

1.
"Affiliate" has the meaning given to that term in ~~OSC Rule~~National Instrument 45-~~105.~~106.

2.
"Associate" has the meaning given to that term in the Securities Act (Ontario).

3.
Black Out Period" means any period during which a policy of the Company prevents an Insider from trading in the Shares.

4.
~~3.~~"Board" means the board of directors of the Company or a committee of the board of directors appointed to administer the Plan.

5.
~~4.~~"Business Day" means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario.

6.
~~5.~~"Cause", in respect of a Participant, either

6.1.
~~5.1~~has the meaning given to that term in any written employment or consulting agreement between the Company or an Affiliate and the Participant or in any written employment policy or manual of the Company or an Affiliate applicable to the Participant, or

6.2.
~~5.2~~if there is no written definition of this term applicable to the Participant, means (1) the wilful failure of the Participant to properly carry out the Participant's duties and responsibilities or to adhere to the polices of the Company or its Affiliates after notice by the Company (or an Affiliate) of the failure to do so and an opportunity for the Participant to correct the failure within a reasonable period from the date of receipt of that notice, (2) fraud, theft, dishonesty or wilful misconduct by, or the gross incompetence of, the Participant involving the property, business or affairs of the Company or its Affiliates or the carrying out of the Participant's duties, as determined in good faith by the Company and (3) any other conduct that would constitute cause as that term is interpreted by the courts of the Province of Ontario from time to time.

7.
~~6.~~"Combination" means any acquisition of the Company by means of any transaction or series of related transactions, including any consolidation, merger, amalgamation or similar form of corporate reorganization, (1) in which the outstanding shares of the Company are exchanged for securities or other consideration issued, delivered or caused to be issued or delivered, by the acquiring Person, its subsidiary or other Person and (2) under which the holders of the outstanding voting securities of the Company immediately prior to the transaction fail to hold, directly or indirectly, equity securities representing a majority of the voting power of the Company or surviving entity or its parent immediately following the transaction in substantially the same proportions as their ownership of the voting power of the equity securities of the Company immediately prior to the transaction.

8.
~~7.~~"Company" means Lorus Therapeutics Inc., and includes any successor company.

9.
~~8.~~"Consultant" has the meaning given to that term in ~~OSC Rule~~National Instrument 45-~~105~~106 and excludes an individual whose services are in connection with the offer or sale or securities of the Company in a capital raising transaction.

10.
~~9.~~"Consultant Entity" means, for an individual Consultant, a company of which the individual Consultant is an employee or shareholder or a partnership of which the individual Consultant is an employee or partner.

11.
~~10.~~"Control~~"~~" (or "Controlled") has the meaning given to that term in ~~SCS Rule~~National Instrument 45-~~105~~106.

12.
~~11.~~"Disability", in respect of a Participant, either

12.1.
~~11.1.~~has the meaning given to that term in any written employment or consulting agreement between the Company or an Affiliate and the Participant or in any written employment policy or manual of the Company or an Affiliate applicable to the Participant, or

12.2.
~~11.2~~if there is no written definition of this term applicable to the Participant, means, subject to applicable human rights law, the mental or physical state of the Participant resulting in the Participant being unable as a result of illness, disease, mental or physical disability or similar cause, as determined by a legally qualified medical practitioner selected by the Company, to fulfil the Participant's obligations to the Company or an Affiliate for any consecutive 180-day period or for any period of 180 days (whether or not consecutive) in any consecutive 365-day period.

13.
~~12.~~"Eligible Person", subject to the Regulations and to Law, means (1) any Executive or Employee (including any of those persons who are on a leave of absence authorized by the board of directors of the Company or of any Affiliate), (2) any Subsidiary of an Executive or Employee, (3) any Consultant or Consultant Entity or (4) any RRSP or RRIF established by or for an Executive, Employee or Consultant or under which the Executive, Employee or Consultant is a beneficiary.

14.
~~13.~~"Employee" has the meaning given to that term in ~~in~~Schedule 1.2.2.

15.
~~14.~~"Entity" means any partnership, limited partnership, joint venture, syndicate, company or corporation with or without share capital, unincorporated association, trust or other entity however designated or constituted.

16.
~~15.~~"Executive" has the meaning given to that term in Schedule 1.2.2.

17.
~~16.~~"Fair Value" has the meaning given to that term in section 3.1.

18.
~~17.~~"including" means including without limitation.

19.
~~18.~~"Insider" has the meaning given to the term "insider" in the TSX Rules.

20.
~~19.~~"Law" means all applicable law including all applicable securities laws and the rules applicable to any stock exchange or quotation system on which the Shares are listed or quoted or on which the Company wishes to list or quote its shares (including any required prior regulatory approval or shareholder consent).

21.
"National Instrument 45-106" means National Instrument 45-106 — Prospectus and Registration Exemptions, as that instrument may be amended, renumbered or reclassified from time to time, and any successor to that instrument.

22.
~~20.~~"Option" means a right granted to an Eligible Person to purchase Shares on the terms of this Plan.

23.
~~21.~~"Option Agreement" means an agreement signed by the Company and by a Participant with respect to a granted Option, as contemplated by section 4.6.

~~22.~~
~~"OSC Rule 45-105" means Ontario Securities Commission Rule 45-105 — Trades to Employees, Senior Officers, Directors and Consultants, as that rule may be amended, renumbered or reclassified from time to time, and any successor to that rule.~~

24.
~~23.~~"Outstanding Issue" has the meaning given to the term "outstanding issue" in the TSX Rules.

25.
~~24.~~"Participant" means an Eligible Person to whom an Option has been granted, and, as appropriate with respect to each individual Participant (including in calculating holdings of a Participant or addressing termination of a Participant), also includes an RRSP, RRIF, Subsidiary or Consultant Entity related to that Participant.

26.
~~25.~~"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

27.
~~26.~~"Plan" means this ~~2003~~2003 Share Option Plan of the Company and all schedules attached to this Plan, in each case as they may be amended or supplemented from time to time, and unless otherwise indicated, references to Articles, sections and Schedules are to the specified Articles, sections and Schedules in this Plan.

28.
~~27.~~"Previous Stock Option Plan" means the stock option plan of the Company established ~~June 3, 1993,~~October 9, 2003, as amended.~~Issuances of options under this stock option plan ceased November 20, 2003.~~

29.
~~28.~~"Regulations" means the regulations set out in Schedule 2.2.5 (Regulations) made under this Plan, as they may be amended from time to time in accordance with the Plan.

30.
~~29.~~"RRIF" means a registered retirement income fund.

31.
~~30.~~"RRSP" means a registered retirement savings plan.

32.
"Security Based Compensation Arrangement" has the meaning given to the term "security based compensation arrangement" in the TSX Rules.

33.
~~31.~~"Share" means a common share of the Company and includes any class of securities into which the common shares of the Company as a whole class may be subsequently reclassified, converted or exchanged.

~~32.~~
~~"Share Compensation Arrangement" has the meaning given to the term "share compensation arrangement" in the TSX Rules.~~

34.
~~33.~~"Stock Market" means each stock exchange or quotation system on which the Shares are listed or quoted and, in respect of any calculation or determination to be made under this Plan, means one which is selected by the Board for the purposes of the calculation or determination, generally on the basis of volume of trading or other measure as to the accuracy of the trading history. If the Shares are listed on the TSX, then "Stock Market" will mean the TSX for the purpose of any calculation or determination, unless the trading volume of the Shares is materially higher on another stock exchange or quotation system.

35.
~~34.~~"Stock Option" has the meaning given to the term "stock option" in the TSX Rules.

36.
~~35.~~"Subsidiary" has the meaning given to that term in Business Corporation Act (Ontario).

37.
~~36.~~"Termination Date" means the date on which a Participant ceases to be an Eligible Person in accordance with the Plan.

38.
~~37.~~"Transfer" includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, hypothecate, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership or the right to receive proceeds or benefits of or from the subject matter passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing, and the words "Transferred", "Transferring" and similar words have corresponding meanings.

39.
~~38.~~"TSX" means the Toronto Stock Exchange.

40.
~~39.~~"TSX Rules" means the rules of the Toronto Stock Exchange Company Manual relating to changes in capital structure of listed companies in connection with ~~employee stock option and stock purchase plans, options for services, and related matters (currently sections 626 to 637.3~~security based compensation arrangements (currently section 613), as those rules may be amended, renumbered or reclassified from time to time, or any successors.

SCHEDULE 1.2.2
INCORPORATED DEFINITIONS

        The definitions in this schedule have been substantially reproduced from the statutory, regulatory or other material in force as of ~~October 9, 2003~~    •    , 2007 and from which they have been incorporated. This Schedule will be deemed to be updated from time to time, as applicable, as that material is updated, and a replacement version will be distributed to Participants as soon as practicable ~~after~~thereafter.

1.
~~A person or company~~An issuer is considered to be an ~~affiliated entity~~affiliate of another ~~person or company~~issuer if one them is a subsidiary ~~entity~~of the other~~or if both are subsidiary entities of the same person or company, or if~~, or each of them is controlled by the same ~~person or company~~Person.

2.
"associate", where used to indicate a relationship with any ~~person~~Person or company means,

2.1.
any company of which such ~~person~~Person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding,

2.2.
any partner of that ~~person~~Person or company,

2.3.
any trust or estate in which such ~~person~~Person or company has a substantial beneficial interest or as to which such ~~person~~Person or company serves as trustee or in a similar capacity,

2.4.
any relative of that ~~person~~Person who resides in the same home as that ~~person~~Person,

2.5.
any ~~person~~Person who resides in the same home as that ~~person~~Person and to whom that ~~person~~Person is married~~, or any person of the opposite sex or the same sex who resides in the same home as that person and~~ or with whom that ~~person~~Person is living in a conjugal relationship outside marriage, or

2.6.
any relative of a ~~person~~Person mentioned in clause 2.5 who has the same home as that ~~person~~Person.

3.
a ~~person or company is considered to be controlled by a person or company if~~Person (first Person) is considered to control another Person (second Person) if

~~3.1~~
~~in the case of a person or company~~

~~3.1.1.~~
~~voting securities of the first-mentioned person or company carrying more than 50 percent of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of the other person or company, and~~

3.1.
~~3.1.2. the votes carried by the securities are entitled~~the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the ~~first mentioned person or company;~~second Person, unless that first Person holds the voting securities only to secure an obligation,

3.2.
~~in the case of~~the second Person is a partnership ~~that does not have directors~~, other than a limited partnership, ~~the second mentioned person or company~~and the first Person holds more than 50 percent of the interests ~~in~~of the partnership~~;~~, or

3.3.
~~in~~ the ~~case of~~second Person is a limited partnership~~,~~ and the general partner~~is the second mentioned person or company~~of the limited partnership is the first Person.

4.
"consultant" means, for an issuer, ~~an individual~~a Person, other than an employee ~~or an~~, executive officer, or director of the issuer or of a related entity of the issuer, that (~~1~~i) is engaged to provide ~~on a bona fide basis consulting, technical, management or other~~services to the issuer or ~~to an affiliated~~a related entity of the issuer, other than services provided in relation to a distribution, (ii) provides the services under a written contract ~~between the issuer or the affiliated entity and the individual or a consultant company or consultant partnership of the individual, and (2) in the reasonable opinion of the issuer,~~with the issuer or a related entity of the issuer, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the issuer or ~~an affiliated entity of the issuer~~a related entity of the issuer; and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner.

5.
"employee" means, for an issuer, an employee of the issuer or of an ~~affiliated entity~~affiliate of the issuer, other than an executive of the issuer.

6.
"executive" means, for an issuer, an issuer-officer or an issuer-director.

7.
"incentive" means a compensation or incentive arrangement for an executive.

8.
"incentive plan" means a plan providing for incentives.

9.
"insider" of a listed company means:

9.1.
an insider as defined in the Securities Act (Ontario), other than a ~~person~~Person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the listed company, and

9.2.
an associate of any ~~person~~Person who is an insider by virtue of 9.1.

10.
"outstanding issue" means the number of shares of the applicable class outstanding on a non-diluted basis~~, subject to any applicable adjustments provided for in Sections 628 to 630 of the TSX Rules~~.

11.
~~related person", for an issuer, means (1) a director or senior officer of the issuer or (2) an associate of a director or senior officer of the issuer.~~

~~12.~~
~~"share~~"security based compensation arrangement" means ~~a stock option, stock option plan, employee stock purchase plan or~~(i) stock option plans for the benefit of employees, insiders, service providers or any one of such groups; (ii) individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the listed issuer's security holders; (iii) stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential ~~issuance of shares to one or more service providers, including a share purchase from treasury~~issuances of securities of the listed issuer; and (vi) security purchases from treasury by an employee, insider or service provider which is financially assisted by the ~~company by way of a loan, guaranty or otherwise~~listed issuer by any means whatsoever.

12.
~~13.~~"stock option" means an option to purchase shares from treasury granted to a service provider as a compensation or incentive mechanism.

~~14.~~
~~a person or company is considered to be a subsidiary entity of another person or company if~~

~~14.1.~~
~~it is controlled by~~

~~14.1.1.~~
~~that other, or~~

~~14.1.2.~~
~~that other and one or more persons or companies, each of which is controlled by that other, or~~

~~14.1.3.~~
~~two or more persons or companies, each of which is controlled by that other; or~~

~~14.2.~~
~~it is a subsidiary entity of a person or company that is that other's subsidiary entity.~~

13.
"subsidiary" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

SCHEDULE 2.2.5
REGULATIONS

1.
Subject to the Law and upon notice to the Company, a Participant may Transfer Options, or Shares received under the exercise of Options, to any RRSP or RRIF established by or for the Participant or under which the Participant is a beneficiary. Upon death of a Participant, the Participant's Option(s) will become part of the Participant's estate, and any right of the Participant may be exercised by the former Participant's legal representatives, provided the legal representatives comply with all obligations of the former Participant.

2.
A Participant who is an Executive or Employee will cease to be an Eligible Person on the earliest of:

2.1.
the end of the notice period, if the Company gives the Participant notice of termination of appointment and/or employment or the Participant gives the Company notice of resignation and the Participant continues to hold the appointment and/or work during the notice period,

2.2.
the date on which the Company gives the Participant notice of termination of appointment and/or employment (with or without Cause), if the Participant does not continue to hold the appointment and/or work during the notice period, and, for greater certainty, will not include any period of statutory or common law notice or severance,

2.3.
the date on which the Participant gives the Company notice of resignation, if the Participant does not continue to hold the appointment and/or work during the notice period,

2.4.
the date of the Participant's retirement,

2.5.
the date of the Participant's death,

2.6.
the date of the Participant's Disability,

2.7.
the date on which the Participant otherwise fails to meet the criteria set out under the definition of an Eligible Person, and

2.8.
in any other case, the actual date on which both the Participant and the Company had actual notice that the Participant's appointment and/or employment would cease on a particular date.

  For greater certainty, the above dates will apply whether or not the Participant receives any payment in lieu of notice. For greater certainty, if, as a result of one or more of the events listed above, a Participant no longer qualifies or will no longer qualify as an Eligible Person in one category but will remain an Eligible Person under another category, then the Participant will remain an Eligible Person.

3.
The date of a Participant's Disability will be the last day of the applicable period during which the Participant is unable to fulfil the Participant's obligations to the Company.

4.
A Participant who is a Consultant will cease to be an Eligible Person on the earliest of:

4.1
the completion or substantial performance of the Consultant's engagement in accordance with the terms of the written contract,

4.2
the expiration of the Consultant's written contract,

4.3
the notice of termination by the Company of the contract whether with or without Cause, or

4.4
the services of any key individual referred to in the Consultant Entity's contract no longer being available to the Company as required under the contract.

5.
If the legal representative of a Participant who has died or has a Disability purports to exercise any Options of the Participant, the Company will have no obligation to issue the Shares until evidence satisfactory to the Company has been provided that the legal representative is entitled to exercise the Options.

SCHEDULE 4.6

FORM OF OPTION AGREEMENT

LORUS THERAPEUTICS INC.
~~2003~~2003 SHARE OPTION PLAN

    •    {DATE}

PERSONAL & CONFIDENTIAL

    •    {NAME}
    •    {ADDRESS}

Dear    •    {NAME}:

Grant of Option

        I am very pleased to advise you that the Board of Directors of Lorus Therapeutics Inc. (the "Company") has granted to you an option (the "Option") to purchase common shares (the "Shares") of the Company. This Option was granted on the basis set out in this letter, and is subject to the ~~2003~~2003 Share Option Plan of the Company (the "Plan"), a copy of which is enclosed. This letter and the Plan are referred to collectively as the "Option Documents". All capitalized terms not otherwise defined in this letter have the meanings given to them in the Plan.

Date of grant of Option:

The total number of Shares subject to this Option is:

The exercise price of this Option is:	$

Vesting of Options

        Your Options will "vest" or become exercisable

        in accordance with the table set out below. Provided that you are an Eligible Person and have been an Eligible Person throughout the time period set out in Column 1, the number of Options set out in Column 2 will vest at 11:59 p.m. on the last day of that time period. The number of Options you may exercise at any time (prior to the expiry date set out below) will be equal to the total number of Options which have vested, less any Options which you have exercised or which have expired in accordance with the Option Documents.

Column 1	Column 2
Time Period	Number of Options vesting following that time period

to

to

to

            •    [OTHER CONDITIONS APPLICABLE TO VESTING, SUCH AS ATTAINING CERTAIN PERFORMANCE GOALS]

Expiry of Option

        Subject to earlier expiration in accordance with the Option Documents, your rights to purchase Shares under this Option will expire at 11:59 p.m. on:

Exercise of Option

        This Option may be exercised in whole or in part in respect of the vested portion of the Option at any time prior to expiry of the Option by delivery of written notice in a form attached to the Plan to the address and person set out in the Plan by exercising all or part of the vested portion of the Option for a number of Shares specified to be purchased and enclosing payment by bank draft or certified cheque of the total purchase price of the Shares.

        This Option may not be exercised or surrendered in respect of amounts of less than 100 Shares in the case of any one exercise unless that exercise would exhaust the Option.

Tax Consequences

        Receiving a grant of an Option, exercising an Option and selling Shares received upon exercise of an Option may all result in tax consequences, which will differ depending on your jurisdiction of residence. The Company may impose requirements in relation to your exercise of an Option or subsequent sale of Shares issued upon exercise of an Option, to ensure compliance with taxation laws related to withholdings and remittances. You are strongly urged to consult your tax advisor as to the various tax consequences.

Options and Your Service to the Company

        Nothing in the Option Documents will affect the right of the Company to terminate your services, responsibilities or duties to the Company and its Affiliates at any time for any reason. Regardless of the reason for your termination, your rights to exercise this Option will be restricted to those rights which have vested and not expired on or prior to your Termination Date and, in any claim for wrongful dismissal, no consideration will be given to any Options that might have vested during an appropriate notice period, all as described in the Plan. As set out the Plan, your participation in the Plan and any purchase of Shares upon exercise of an Option is voluntary, and neither the participation nor any purchase will have any effect, positively or negatively, on your appointment, employment or engagement by the Company.

No Transfers

        This Option is personal to you alone and may not be sold or Transferred in any way, except as described in the Plan.

Decisions of Board Binding

        All decisions made by the Board of Directors with regard to any questions arising in connection with the Option Documents, whether of interpretation or otherwise, will be final and binding on all parties.

Acceptance of Option

        Please indicate acceptance of this agreement by signing where indicated below on the enclosed copy of this letter and returning the signed copies to the Company to the attention of Corporate Secretary.

  By signing and delivering this agreement, you are acknowledging receipt of copies of the Plan and having been provided with an opportunity to consider the Plan and to seek independent legal advice with respect to them, and are agreeing to be bound by all terms of this letter and the Plan.

Yours truly,

LORUS THERAPEUTICS INC.

By:

        I have read and agree to be bound by this letter and the Plan.

Signature:

Name (print):

Address:

Date:

Witness Signature:

Witness Name ~~(~~print):

SCHEDULE 5.1

EXERCISE FORM

LORUS THERAPEUTICS INC.
~~2003~~2003 SHARE OPTION PLAN

SHARE OPTION
EXERCISE AND SUBSCRIPTION FORM

TO:
Lorus Therapeutics Inc. (the "Company")
2 Meridian Road
Toronto, Ontario
M9W 4Z7
Attention:    Corporate Secretary

RE:
Share Option Exercise under the 2003 Share Option Plan of the Company

        Under an option agreement dated                        , I was granted an option (the "Option") to purchase a total of            Shares. At this date, a portion of the Option has vested entitling me to purchase            Shares, of which I have already purchased            Shares in total under one or more prior exercise and subscription forms.

        I give notice that I wish to:

☐
under section 5.1 of the Plan, exercise the vested portion of my Option to purchase            Shares at the price of $                              per Share, and I hereby subscribe for that number of Shares at that price, enclose payment for those Shares in full by bank draft or certified cheque in the total amount of $                                           and direct that

☐
a certificate representing the subscribed Shares be delivered to me at the address set out below;

☐
a certificate representing the subscribed Shares be delivered to me at my office; or

☐
the subscribed Shares be deposited directly into my broker account (see account details below), and I hereby authorize Computershare Trust Company of Canada, or such other registrar and transfer agent as the Company may appoint from time to time;

  or

  •
  I am resident at the address set out below; and

  •
  I have received copies of the Plan and the Option Agreement and am agreeing to be bound by all terms of those agreements.

        All capitalized terms used in this exercise and subscription form and not otherwise defined have the meanings given to them in the Plan.

Signature:
Name (print):
Address:

Date:
Broker account details:

APPENDIX "D"

RESOLUTION REPEALING BY-LAW NO. 1 OF THE CORPORATION AND RATIFYING AND CONFIRMING BY-LAW NO. 2 OF THE CORPORATION

BE IT RESOLVED THAT:

1.
the resolution of the board of directors of Lorus Therapeutics Inc. approved on July 19, 2007 pursuant to which the Corporation's By-Law No. 1 was repealed and the Corporation's By-Law No. 2, as attached to this resolution as Schedule 1 was approved is hereby ratified, approved and confirmed;

2.
the repeal of the Corporation's By-law No. 1 and the adoption of the Corporation's By-law No. 2 attached to this resolution as Schedule 1 is hereby ratified, approved and confirmed; and

3.
any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document, agreement or instrument or the doing of any such act or filing.

SCHEDULE 1

BY-LAW NO. 2 OF THE CORPORATION

BY-LAW NO. 2

A by-law relating generally to
the transaction of the business
and affairs of

Lorus Therapeutics Inc.

DIRECTORS

1.
Calling of and notice of meetings Meetings of the board will be held on such day and at such time and place as the Chairman of the Board or the President of the Corporation or any two directors may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2.
Votes to govern At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will be entitled to a second or casting vote.

3.
Interest of directors and officers generally in contracts No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the Canada Business Corporations Act.

COMMITTEES

4.
Committees of Directors. The directors may appoint from among their number one or more committees of directors and delegate to them any of the powers of the directors except those which under the Canada Business Corporations Act a committee of directors has no authority to exercise.

5.
Transaction of Business. The powers of a committee appointed by the directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all members of the committee entitled to vote on that resolution at a meeting of the committee. Meetings of a committee may be held at any place in or outside Canada.

6.
Procedure. Unless otherwise determined by the directors each committee shall have power to fix its quorum and to regulate its procedure.

SHAREHOLDERS' MEETINGS

7.
Notice of meetings Notice of the time and place of a meeting of shareholders must be sent to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation not less than twenty-one days nor more than fifty days before the time when the meeting is to be held.

8.
Quorum At any meeting of shareholders a quorum will be two persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting.

9.
Chairman. The Chairman of the Board, or in his absence the President, or in his absence a person chosen by a vote at the meeting shall be chairman of meetings of shareholders.

10.
Meetings by telephonic or electronic means A meeting of the shareholders may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

11.
Postponement or cancellation of meetings A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

12.
Executors and Others. An executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of his appointment, shall represent the shares in his or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of this by-law respecting joint shareholders shall apply.

13.
Procedures at meetings The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

OFFICERS

14.
General. The directors may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine, including one or more assistants to any of the officers so appointed. The officers so appointed may but need not be members of the board of directors except as provided in sections 16 and 17.

15.
Term of Office. Any officer may be removed by the directors at any time but such removal shall not affect the rights of such officer under any contract of employment with the Corporation. Otherwise, each officer shall hold office until his successor is appointed.

16.
The Chairman of the Board. The Chairman of the Board, if any, shall be appointed from among the directors and shall, when present, be chairman of meetings of shareholders and directors and shall have such other powers and duties as the directors may determine.

17.
The President. Unless the directors otherwise determine, the President shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs and in the absence of the Chairman of the Board shall be chairman at meetings of shareholders and directors when present.

18.
Vice-President. A Vice-President shall have such powers and duties as the directors or the President may determine.

19.
Secretary. The Secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of committees; shall attend and be secretary of all meetings of shareholders, directors and committees appointed by the directors and shall enter or cause to be entered on books kept for that purpose minutes of all proceedings at such meetings; shall be the custodian of the corporate seal of the Corporation and of all records, books, documents and other instruments belonging to the Corporation; and shall have such other powers and duties as the directors or the President may determine.

20.
Treasurer. The Treasurer shall keep proper books of account and accounting records with respect to all financial and other transactions of the Corporation; shall be responsible for the deposit of money, the safe-keeping of securities and the disbursement of the funds of the Corporation; shall render to the directors when required an account of all his transactions as Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the directors or the President may determine.

21.
Other Officers. The powers and duties of all other officers shall be such as the directors or the President may determine. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the directors or the President otherwise direct.

22.
Variation of Duties. The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

23.
Conflict of Interest. An officer shall disclose his interest in any material contract or proposed material contract in accordance with the Canada Business Corporations Act.

24.
Agents and Attorneys. The directors shall have power from time to time to appoint agents or attorneys for the Corporation in or out of Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as the directors may specify.

SHARES

25.
Transfer of Shares. Subject to the Canada Business Corporations Act, no transfer of a share shall be registered except upon presentation of the certificate representing such share with an endorsement which complies with the Canada Business Corporations Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may prescribe, upon payment of all applicable taxes and fees and upon compliance with the articles of the Corporation.

26.
Non-Recognition of Trust. Subject to the Canada Business Corporations Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and to exercise all the rights and powers of an owner of the share.

27.
Replacement of Share Certificates. Where the owner of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue or cause to be issued a new certificate in place of the original certificate if the owner (i) so requests before the Corporation has notice that the share certificate has been acquired by a bona fide purchaser; (ii) files with the Corporation an indemnity bond sufficient in the Corporation's opinion to protect the Corporation and any transfer agent, registrar or other agent of the Corporation from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and (iii) satisfies any other reasonable requirements imposed from time to time by the Corporation.

DIVIDENDS AND RIGHTS

28.
Declaration of Dividends. Subject to the Canada Business Corporations Act and the articles of the Corporation, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

29.
Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation's securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their address in the Corporation's securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

30.
Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

31.
Record Date for Dividends and Rights. The directors may fix in advance a date, preceding by not more than fifty days the date for payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the rights to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Canada Business Corporations Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

32.
Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

INDEMNIFICATION

33.
Indemnification of directors and officers The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the Canada Business Corporations Act.

34.
Indemnity of others Except as otherwise required by the Canada Business Corporations Act, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation's request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

35.
Right of indemnity not exclusive The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person's heirs and legal representatives.

36.
No liability of directors or officers for certain matters To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

37.
Banking arrangements The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation's behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

38.
Execution of instruments Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand any two directors or officers and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution

(a)
to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing, and

(b)
to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation's behalf to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

  Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term "contracts, documents or instruments in writing" as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

NOTICES

39.
General. A notice or document required by the Canada Business Corporations Act, the regulations thereunder, the articles or the by-laws of the Corporation to be sent to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to, the shareholder at his latest address as shown in the records of the Corporation or to the director at his latest address as shown in the records of the Corporation or in the most recent notice filed under the Canada Business Corporations Act, whichever is the more current, or may be sent by any electronic means that produces a written copy. A notice or document if mailed to a shareholder or director of the Corporation shall be deemed to have been given when deposited in a post office or public letter box. If the Corporation sends a notice or document to a shareholder in accordance with this section and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

MISCELLANEOUS

40.
Invalidity of any provisions of this by-law The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

41.
Omissions and errors The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

42.
Interpretation In this by-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; "board" means the board of directors of the Corporation; "Canada Business Corporations Act" means Canada Business Corporations Act, R.S.C. l985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the Canada Business Corporations Act; and "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders.

REPEAL

43.
Repeal By-law No. 1 of the Corporation is repealed as of the coming into force of this by-law provided that such repeal will not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed will continue to act as if appointed by the directors under the provisions of this by-law or the Canada Business Corporations Act until their successors are appointed.

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SIGNATURES
Lorus Therapeutics Inc. Notice of 2007 Annual and Special Meeting of Shareholders
MANAGEMENT INFORMATION CIRCULAR
AUGUST 15, 2007
PLAN OF ARRANGEMENT AND CORPORATE REORGANIZATION
PROXY INFORMATION
ABOUT VOTING YOUR SHARES
VOTING OF PROXIES
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
PARTICULARS OF MATTERS TO BE ACTED UPON
COMPENSATION OF DIRECTORS
CORPORATE GOVERNANCE PRACTICES
EXECUTIVE COMPENSATION
EMPLOYMENT CONTRACTS WITH NAMED EXECUTIVE OFFICERS
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
EQUITY COMPENSATION PLANS
REPORT ON EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
INDEBTEDNESS
DIRECTORS AND OFFICERS' LIABILITY
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
2008 SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
DIRECTORS' APPROVAL
APPENDIX A Corporate Governance Practices
SCHEDULE 1 LORUS THERAPEUTICS INC. BOARD MANDATE
APPENDIX "B" AUDIT COMMITTEE INFORMATION
SCHEDULE 1 CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF LORUS THERAPEUTICS INC. (THE "COMPANY")
APPENDIX "C" RESOLUTION APPROVING AMENDMENTS TO THE CORPORATION'S 1993 STOCK OPTION PLAN AND 2003 STOCK OPTION PLAN
SCHEDULE 1 AMENDMENTS TO 2003 STOCK OPTION PLAN AND 1993 STOCK OPTION PLAN
LORUS THERAPEUTICS INC. 1993 STOCK OPTION PLAN
TABLE OF CONTENTS
LORUS THERAPEUTICS INC. (the "Company") 2003 OPTION PLAN (the "Plan")
SCHEDULE 1.2.1 DEFINITIONS
SCHEDULE 1.2.2 INCORPORATED DEFINITIONS
SCHEDULE 2.2.5 REGULATIONS
SCHEDULE 4.6 FORM OF OPTION AGREEMENT LORUS THERAPEUTICS INC. 2003 2003 SHARE OPTION PLAN
SCHEDULE 5.1 EXERCISE FORM LORUS THERAPEUTICS INC. 2003 2003 SHARE OPTION PLAN SHARE OPTION EXERCISE AND SUBSCRIPTION FORM
APPENDIX "D" RESOLUTION REPEALING BY-LAW NO. 1 OF THE CORPORATION AND RATIFYING AND CONFIRMING BY-LAW NO. 2 OF THE CORPORATION
SCHEDULE 1 BY-LAW NO. 2 OF THE CORPORATION